RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated October 1, 2007 to the Contract Prospectus, dated April 30, 2007, as amended and the Statement of Additional Information, dated October 1, 2007

Effective October 1, 2007, the Statement of Additional Information (SAI) dated April 30, 2007 is deleted in its entirety and replaced to include three years of financial statements for ReliaStar Life Insurance Company. You may request the revised SAI, dated October 1, 2007, by calling our Service Center listed below.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and SAI. Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. On July 24, 2007, the Board of Directors of ING Variable Portfolios, Inc. approved a proposal to reorganize the ING VP International Equity Portfolio into the ING VP Index Plus International Equity Portfolio. Subject to approval by the Portfolio's shareholders, after the close of business on November 9, 2007, the ING VP International Equity Portfolio (Class I) will reorganize into and become part of the ING VP Index Plus International Equity Portfolio (Class I). Accordingly, after the close of business on November 9, 2007, the ING VP Index Plus International Equity Portfolio (Class I) will automatically be added to your contract, and all existing account balances invested in the ING VP International Equity Portfolio (Class I) will automatically become investments in the ING VP Index Plus International Equity Portfolio (Class I). As a result, effective November 12, 2007, all references to the ING VP International Equity Portfolio (Class I) in the Contract Prospectus and SAI are hereby deleted.

   Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP International Equity Portfolio (Class I) after the date of the reorganization will be automatically allocated to the ING VP Index Plus International Equity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Service Center at:

   > ING Service Center
   > P.O. Box 5050
   > Minot, North Dakota 58702-5050
   > 1-877-884-5050

   See also the Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. Effective November 12, 2007, the following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING VP Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

**IMPORTANT INFORMATION REGARDING AN UPCOMING
CHANGE TO OUR EXCESSIVE TRADING POLICY**

**Effective October 16, 2007, our Excessive Trading Policy will change. Accordingly, the "Limits Imposed by
Underlying Funds," the "Limits on Frequent or Disruptive Transfers," the "The Company Intends to Modify
its Excessive Trading Policy in October 2007," and the "Agreements to Share Information with Funds"
subsections of the "Transfers Among Investment Options" section of your Contract Prospectus will be
deleted in its entirety and replaced with the following:**

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt
management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use
market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund
variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the
demands of the various fund families that make their funds available through our products to restrict excessive fund
trading activity and to ensure compliance with Section 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify
violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and
reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable
  insurance and retirement products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day
  period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more
  round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive
  Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and
  loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation
  programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement
  between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip
involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund
within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six
month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice
Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that
we may make available from time to time ("Electronic Trading Privileges").

Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

Except as noted below with respect to Paul M. Prusky, we do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Since late 2003, we have been engaged in litigation with Paul M. Prusky ("Prusky"), and others, regarding a 1998 agreement between Prusky and the Company. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between subaccounts available through certain Company variable life insurance policies ("market timing"). Beginning in late 2003, the Company refused to accept electronic trading instructions from Prusky because of violations of our excessive trading policy.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered the Company to accept and effect Prusky's subaccount transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et.al v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). In light of the Order, we must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that we could enforce conditions on trading imposed by the funds in which Company subaccounts invest. (Memorandum Accompanying the Order, at pp.9-10.) We will enforce all fund-imposed conditions on trading consistent with the Order and the judgment of the Federal Court in a related matter.

Prusky's Company policies include subaccounts that invest in the following funds, which are available through this contract. The prospectus for each fund describes restrictions imposed by the fund to prevent or minimize frequent trading.

American Funds – Growth Fund	ING PIMCO Total Return Portfolio
American Funds – Growth Income Fund	ING Pioneer Fund Portfolio
American Funds – International Fund)	ING Pioneer Mid Cap Value Portfolio
Fidelity® VIP Contrafund® Portfolio	ING Stock Index Portfolio
Fidelity® VIP Equity-Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING AllianceBernstein Mid Cap Growth Portfolio	ING T. Rowe Price Diversified Mid Cap Growth Portfolio
ING Baron Small Cap Growth Portfolio	ING T. Rowe Price Equity Income Portfolio
ING FMR^{SM} Diversified Mid Cap Portfolio	ING UBS U.S. Large Cap Equity Portfolio
ING FMR^{SM} Large Cap Growth Portfolio	ING Van Kampen Comstock Portfolio
ING Global Resources Portfolio	ING Van Kampen Equity and Income Portfolio
ING JPMorgan Emerging Markets Equity Portfolio	ING Van Kampen Growth and Income Portfolio
ING JP Morgan Mid Cap Value Portfolio	ING VP Balanced Portfolio, Inc.
ING JPMorgan Small Cap Core Equity Portfolio	ING VP High Yield Bond Portfolio
ING Julius Baer Foreign Portfolio	ING VP Index Plus International Equity Portfolio
ING Legg Mason Value Portfolio	ING VP Index Plus LargeCap Portfolio
ING Limited Maturity Bond Portfolio	ING VP Index Plus MidCap Portfolio
ING Liquid Assets Portfolio	ING VP Index Plus SmallCap Portfolio
ING Marsico Growth Portfolio	ING VP Intermediate Bond Portfolio
ING Marsico International Opportunities Portfolio	ING VP Real Estate Portfolio
ING MFS Total Return Portfolio	ING VP SmallCap Opportunities Portfolio
ING Neuberger Berman Partners Portfolio	Neuberger Berman AMT Socially Responsive Portfolio®
ING Oppenheimer Global Portfolio	

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

| SEPARATE ACCOUNT N |
| OF |
| RELIASTAR LIFE INSURANCE COMPANY |

STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 1, 2007
FOR
ING ENCORE/ENCORE FLEX

INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 30, 2007 relating to the individual fixed and variable deferred annuity contracts issued by Separate Account N (the "separate account") and ReliaStar Life Insurance Company (the "Company").

A copy of the prospectus may be obtained by writing or calling:

ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

or

ING Financial Advisers, LLC
One Orange Way
Windsor, CT 06095-4774

Read the prospectus before you invest. Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "Company," "we," "us," "our") is a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota.

We are an indirect subsidiary of ING Groep N.V. ("ING"). ING is a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

SEPARATE ACCOUNT N

We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 40 Act). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to the Company.

Purchase payments to accounts under the contract may be allocated to one or more of the available subaccounts and/or to any available Fixed Account.

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans. The funds currently available under the contract are as follows:

The Funds

American Funds - Growth Fund (Class 2)	ING Lord Abbett Affiliated Portfolio (Class I)	ING VP Financial Services Portfolio (Class I)
American Funds - Growth Income Fund (Class 2)	ING Marsico Growth Portfolio (Service 2 Class)	ING VP Global Science and Technology Portfolio (Class I)
American Funds - International Fund (Class 2)	ING MFS Total Return Portfolio (Service 2 Class)	ING VP Growth and Income Portfolio (Class I)
Franklin Small Cap Value Securities Fund (Class 2)	ING OpCap Balanced Value Portfolio (S Class)	ING VP Growth Portfolio (Class I)
ING American Century Large Company Value Portfolio (S Class)	ING Oppenheimer Global Portfolio (S Class)	ING VP Index Plus MidCap Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Oppenheimer Strategic Income Portfolio (S Class)	ING VP Intermediate Bond Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (S Class)	ING PIMCO Total Return Portfolio (S Class)	ING VP International Equity Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class S)[1]	ING Pioneer Equity Income Portfolio (I Class)	ING VP International Value Portfolio (Class I)
ING Davis New York Venture Portfolio (S Class)	ING Pioneer High Yield Portfolio (I Class)	ING VP MidCap Opportunities Portfolio (Class I)
ING Fidelity® VIP Contrafund® Portfolio (S Class)[2]	ING Solution 2015 Portfolio (S Class)[3]	ING VP Money Market Portfolio (Class I)[4]
ING Fidelity® VIP Equity-Income Portfolio (S Class)[2]	ING Solution 2025 Portfolio (S Class)[3]	ING VP Real Estate Portfolio (Class I)
ING Fidelity® VIP Growth Portfolio (S Class)[2]	ING Solution 2035 Portfolio (S Class)[3]	ING VP Small Company Portfolio (Class I)
ING Fidelity® VIP Mid Cap Portfolio (S Class)[2]	ING Solution 2045 Portfolio (S Class)[3]	ING VP SmallCap Opportunities Portfolio (Class I)
ING FMR^SM Diversified Mid Cap Portfolio (Class I)[*]	ING Solution Income Portfolio (S Class)[3]	ING VP Strategic Allocation Conservative Portfolio (Class I)
ING Global Resources Portfolio (Class S)	ING Stock Index Portfolio (Class I)	ING VP Strategic Allocation Growth Portfolio (Class I)
ING JPMorgan International Portfolio (S Class)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)	ING VP Strategic Allocation Moderate Portfolio (Class I)
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING T. Rowe Price Equity Income Portfolio (Service 2 Class)	ING VP Value Opportunity Portfolio (Class I)
ING Julius Baer Foreign Portfolio (Service 2 Class)	ING T. Rowe Price Growth Equity Portfolio (S Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING Thornburg Value Portfolio (S Class)[1]	Oppenheimer Main Street Small Cap Fund®/VA
ING Legg Mason Partners Large Cap Growth Portfolio (S Class)	ING UBS U.S. Large Cap Equity Portfolio (S Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Legg Mason Value Portfolio (Service 2 Class)	ING Van Kampen Comstock Portfolio (S Class)	Pioneer High Yield VCT Portfolio (Class I)
	ING Van Kampen Equity and Income Portfolio (S Class)	Wanger Select
	ING Van Kampen Growth and Income Portfolio (Service 2 Class)	Wanger U.S. Smaller Companies

---

[*] FMR is a service mark of Fidelity Management & Research Company.

[1] This fund has changed its name to the name listed above. See, "Appendix IV – Fund Descriptions" in the Contract Prospectus for a complete list of former and current fund names.

[2] These funds are structured as "Master-Feeder" funds that invest directly in shares of an underlying fund. See "Fees - Fund Fees and Expenses" in the Contract Prospectus for additional information.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" in the Contract Prospectus for additional information.

[4] Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available in situations where the contract provides for a refund of purchase payments upon the exercise of the right to cancel provision. See "Right to Cancel" in the Contract Prospectus.

Complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

Effective January 1, 2004, the contracts are distributed by ING Financial Advisers, LLC, the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. Prior to January 1, 2004, the contracts were distributed by Washington Square Securities, Inc. (WSSI), an affiliate of the Company. The contracts are distributed through life insurance agents who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation was paid in the aggregate amount of $465,376 to the prior principal underwriter, WSSI, for the year ended December 31, 2003 in connection with distribution of all variable annuity products issued by Separate Account N. Compensation paid to the principal underwriter ING Financial Advisers, LLC for the years ending December 31, 2006, 2005 and 2004 amounted to $6,093,376.10, $8,819,577.41 and $6,829,698.77, respectively, in connection with the distribution of all registered variable annuity products issued by Separate Account N of ReliaStar Life Insurance Company. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account N of ReliaStar Life Insurance Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5.0% per annum). Selection of a 5.0% rate causes a higher first income phase payment then selection of a 3.5% rate, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5.0% on an annual basis.

If the actual net investment rate on the assets of the separate account is equal to the assumed investment rate, income phase payments will remain level. If the actual net investment rate exceeds the assumed investment rate, income phase payments will increase. Conversely, if it is less, then the payouts will decrease. Where a 5.0% assumed investment rate is selected, income phase payments would decline if the actual net investment rate failed to increase by 5.0%. Where a 3.5% assumed investment rate is selected, income phase payments would decline if the actual net investment rate failed to increase by 3.5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.0%, 3.5% or 5.0% per annum.

The operation of all these factors can be illustrated by the following hypothetical example, which assumes and assumed net investment rate of 3.5%. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^ 30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.495928, which produces a payment of $273.67.

If an assumed net investment rate of 5.0% is elected under 2005 Contracts, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ReliaStar Life Insurance Company
Separate Account N
Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Financial Statements
Year ended December 31, 2006

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company Separate Account N (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Demographic Trends Fund - Series I Shares
Alger American Fund:
  Alger American Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
  Alger American MidCap Growth Portfolio - Class O
  Alger American Small Capitalization Portfolio - Class O
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Growth Opportunities Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class

ING Investors Trust (continued):
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income
    Portfolio - Service 2 Class
  ING VP Index Plus International Equity
    Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Initial Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fidelity® VIP Contrafund® Portfolio - Service Class
  ING Fidelity® VIP Equity-Income Portfolio - Service Class
  ING Fidelity® VIP Growth Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Fundamental Research Portfolio - Initial Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Legg Mason Partners Aggressive Growth
     Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth
     Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I

ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Aspen Series:
  Janus Aspen Series International Growth
     Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income
     Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Limited Maturity Bond
     Portfolio® - Class I
  Neuberger Berman AMT Partners Portfolio® - Class I
  Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Equity Portfolio
  Premier VIT OpCap Global Equity Portfolio
  Premier VIT OpCap Managed Portfolio
  Premier VIT OpCap Small Cap Portfolio
Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company Separate Account N at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 64,798	$ 11,895	$ 105,681	$ 126,321	$ 22,193
Total assets	64,798	11,895	105,681	126,321	22,193
Liabilities					
Payable to related parties	5	1	8	10	2
Net assets	$ 64,793	$ 11,894	$ 105,673	$ 126,311	$ 22,191
Net Assets					
Accumulation units	$ 64,792	$ 11,795	$ 105,673	$ 126,311	$ 22,191
Contracts in payout (annuitization)	1	99	-	-	-
Total net assets	$ 64,793	$ 11,894	$ 105,673	$ 126,311	$ 22,191
Total number of mutual fund shares	2,473,202	11,894,940	3,358,150	782,849	1,739,258
Cost of mutual fund shares	$ 55,030	$ 11,895	$ 80,931	$ 99,543	$ 22,068

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,249	$ 389	$ 12	$ -	$ 696
Total assets	1,249	389	12	-	696
Liabilities					
Payable to related parties	-	-	-	-	-
Net assets	$ 1,249	$ 389	$ 12	$ -	$ 696
Net Assets					
Accumulation units	$ 1,249	$ 389	$ 12	$ -	$ 696
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,249	$ 389	$ 12	$ -	$ 696
Total number of mutual fund shares	66,470	22,957	1,018	1	51,991
Cost of mutual fund shares	$ 1,182	$ 423	$ 12	$ -	$ 685

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 77,179	$ 5,203	$ 38,176	$ 8,412	$ 222
Total assets	77,179	5,203	38,176	8,412	222
Liabilities					
Payable to related parties	6	-	3	1	-
Net assets	$ 77,173	$ 5,203	$ 38,173	$ 8,411	$ 222
Net Assets					
Accumulation units	$ 77,173	$ 5,203	$ 38,173	$ 8,411	$ 222
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 77,173	$ 5,203	$ 38,173	$ 8,411	$ 222
Total number of mutual fund shares	7,087,185	265,745	2,664,086	498,641	13,182
Cost of mutual fund shares	$ 76,928	$ 4,381	$ 38,187	$ 7,632	$ 198

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 739	$ 28	$ 10,040	$ 120	$ 120
Total assets	739	28	10,040	120	120
Liabilities					
Payable to related parties	-	-	1	-	-
Net assets	$ 739	$ 28	$ 10,039	$ 120	$ 120
Net Assets					
Accumulation units	$ 739	$ 28	$ 10,039	$ 120	$ 120
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 739	$ 28	$ 10,039	$ 120	$ 120
Total number of mutual fund shares	65,359	2,518	935,717	119,575	9,484
Cost of mutual fund shares	$ 695	$ 26	$ 10,069	$ 120	$ 117

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 474	$ 10	$ 30,228	$ 5,324	$ 37
Total assets	474	10	30,228	5,324	37
Liabilities					
Payable to related parties	-	-	2	-	-
Net assets	$ 474	$ 10	$ 30,226	$ 5,324	$ 37
Net Assets					
Accumulation units	$ 474	$ 10	$ 30,226	$ 5,324	$ 37
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 474	$ 10	$ 30,226	$ 5,324	$ 37
Total number of mutual fund shares	28,616	631	1,973,099	280,185	1,963
Cost of mutual fund shares	$ 447	$ 9	$ 27,969	$ 5,171	$ 36

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 57	$ 63	$ 242	$ 6,637	$ 5,313
Total assets	57	63	242	6,637	5,313
Liabilities					
Payable to related parties	-	-	-	1	-
Net assets	$ 57	$ 63	$ 242	$ 6,636	$ 5,313
Net Assets					
Accumulation units	$ 57	$ 63	$ 242	$ 6,636	$ 5,313
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 57	$ 63	$ 242	$ 6,636	$ 5,313
Total number of mutual fund shares	4,451	5,149	18,830	249,414	342,966
Cost of mutual fund shares	$ 53	$ 58	$ 223	$ 6,305	$ 4,684

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 216	$ 20,972	$ 27	$ 1,064	$ 145
Total assets	216	20,972	27	1,064	145
Liabilities					
Payable to related parties	-	2	-	-	-
Net assets	$ 216	$ 20,970	$ 27	$ 1,064	$ 145
Net Assets					
Accumulation units	$ 216	$ 20,970	$ 27	$ 1,064	$ 145
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 216	$ 20,970	$ 27	$ 1,064	$ 145
Total number of mutual fund shares	14,016	741,842	963	81,317	9,034
Cost of mutual fund shares	$ 199	$ 20,777	$ 25	$ 1,002	$ 134

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6	$ 20,340	$ 9	$ 1,705	$ 9
Total assets	6	20,340	9	1,705	9
Liabilities					
Payable to related parties	-	2	-	-	-
Net assets	$ 6	$ 20,338	$ 9	$ 1,705	$ 9
Net Assets					
Accumulation units	$ 6	$ 20,338	$ 9	$ 1,705	$ 9
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6	$ 20,338	$ 9	$ 1,705	$ 9
Total number of mutual fund shares	372	2,220,476	954	125,578	631
Cost of mutual fund shares	$ 6	$ 19,388	$ 9	$ 1,556	$ 8

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Initial Class	ING Davis Venture Value Portfolio - Service Class	ING Fidelity® VIP Contrafund® Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,944	$ 47	$ 412	$ 2	$ 641
Total assets	2,944	47	412	2	641
Liabilities					
Payable to related parties	-	-	-	-	-
Net assets	$ 2,944	$ 47	$ 412	$ 2	$ 641
Net Assets					
Accumulation units	$ 2,944	$ 47	$ 412	$ 2	$ 641
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,944	$ 47	$ 412	$ 2	$ 641
Total number of mutual fund shares	158,712	2,557	20,752	113	47,945
Cost of mutual fund shares	$ 2,628	$ 44	$ 394	$ 2	$ 605

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Fidelity® VIP Equity-Income Portfolio - Service Class		ING Fidelity® VIP Growth Portfolio - Service Class		ING Fidelity® VIP Mid Cap Portfolio - Service Class		ING Fundamental Research Portfolio - Initial Class		ING Goldman Sachs® Capital Growth Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	93	$	5	$	198	$	2,502	$	4
Total assets		93		5		198		2,502		4
Liabilities										
Payable to related parties		-		-		-		-		-
Net assets	$	93	$	5	$	198	$	2,502	$	4
Net Assets										
Accumulation units	$	93	$	5	$	198	$	2,502	$	4
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	93	$	5	$	198	$	2,502	$	4
Total number of mutual fund shares		7,202		419		14,193		249,230		343
Cost of mutual fund shares	$	83	$	5	$	189	$	2,297	$	4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan International Portfolio - Initial Class		ING JPMorgan International Portfolio - Service Class		ING JPMorgan Mid Cap Value Portfolio - Initial Class		ING JPMorgan Mid Cap Value Portfolio - Service Class		ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	257	$	22	$	6,024	$	84	$	28,468
Total assets		257		22		6,024		84		28,468
Liabilities										
Payable to related parties		-		-		-		-		2
Net assets	$	257	$	22	$	6,024	$	84	$	28,466
Net Assets										
Accumulation units	$	257	$	22	$	6,024	$	84	$	28,466
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	257	$	22	$	6,024	$	84	$	28,466
Total number of mutual fund shares		15,806		1,377		370,486		5,219		579,786
Cost of mutual fund shares	$	240	$	21	$	5,284	$	79	$	27,379

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10	$ 90	$ 19,911	$ 166	$ 2
Total assets	10	90	19,911	166	2
Liabilities					
Payable to related parties	-	-	2	-	-
Net assets	$ 10	$ 90	$ 19,909	$ 166	$ 2
Net Assets					
Accumulation units	$ 10	$ 90	$ 19,909	$ 166	$ 2
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 10	$ 90	$ 19,909	$ 166	$ 2
Total number of mutual fund shares	209	7,563	1,821,644	11,013	104
Cost of mutual fund shares	$ 9	$ 86	$ 18,913	$ 156	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 62,700	$ 223	$ 147	$ 3,496	$ 42
Total assets	62,700	223	147	3,496	42
Liabilities					
Payable to related parties	5	-	-	-	-
Net assets	$ 62,695	$ 223	$ 147	$ 3,496	$ 42
Net Assets					
Accumulation units	$ 62,693	$ 223	$ 147	$ 3,496	$ 42
Contracts in payout (annuitization)	2	-	-	-	-
Total net assets	$ 62,695	$ 223	$ 147	$ 3,496	$ 42
Total number of mutual fund shares	3,758,975	13,674	13,619	313,222	3,825
Cost of mutual fund shares	$ 47,115	$ 200	$ 140	$ 3,422	$ 42

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 207	$ 73	$ 593	$ 6	$ 65,228
Total assets	207	73	593	6	65,228
Liabilities					
Payable to related parties	-	-	-	-	5
Net assets	$ 207	$ 73	$ 593	$ 6	$ 65,223
Net Assets					
Accumulation units	$ 207	$ 73	$ 593	$ 6	$ 65,222
Contracts in payout (annuitization)	-	-	-	-	1
Total net assets	$ 207	$ 73	$ 593	$ 6	$ 65,223
Total number of mutual fund shares	20,222	6,134	48,037	570	7,074,588
Cost of mutual fund shares	$ 203	$ 68	$ 537	$ 6	$ 60,406

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10	$ 3,153	$ 15	$ 5,768	$ -
Total assets	10	3,153	15	5,768	-
Liabilities					
Payable to related parties	-	-	-	-	-
Net assets	$ 10	$ 3,153	$ 15	$ 5,768	$ -
Net Assets					
Accumulation units	$ 10	$ 3,153	$ 15	$ 5,768	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 10	$ 3,153	$ 15	$ 5,768	$ -
Total number of mutual fund shares	1,059	53,115	256	546,229	8
Cost of mutual fund shares	$ 9	$ 2,605	$ 14	$ 5,297	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 5,731	$ 73	$ 15,927	$ 143	$ 828
Total assets	5,731	73	15,927	143	828
Liabilities					
Payable to related parties	-	-	1	-	-
Net assets	$ 5,731	$ 73	$ 15,926	$ 143	$ 828
Net Assets					
Accumulation units	$ 5,731	$ 73	$ 15,926	$ 143	$ 828
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,731	$ 73	$ 15,926	$ 143	$ 828
Total number of mutual fund shares	428,660	5,465	414,003	3,749	61,102
Cost of mutual fund shares	$ 5,175	$ 69	$ 15,463	$ 135	$ 787

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Global Science and Technology Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,341	$ 1,802	$ 215	$ 4,668	$ 10,355
Total assets	1,341	1,802	215	4,668	10,355
Liabilities					
Payable to related parties	-	-	-	-	1
Net assets	$ 1,341	$ 1,802	$ 215	$ 4,668	$ 10,354
Net Assets					
Accumulation units	$ 1,341	$ 1,802	$ 215	$ 4,668	$ 10,354
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,341	$ 1,802	$ 215	$ 4,668	$ 10,354
Total number of mutual fund shares	78,593	117,635	47,050	267,063	548,174
Cost of mutual fund shares	$ 1,235	$ 1,686	$ 211	$ 4,145	$ 10,075

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I		ING VP International Equity Portfolio - Class I		ING VP Small Company Portfolio - Class I		ING VP Value Opportunity Portfolio - Class I		ING VP Financial Services Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	8,420	$	16	$	20	$	1,149	$	307
Total assets		8,420		16		20		1,149		307
Liabilities										
Payable to related parties		1		-		-		-		-
Net assets	$	8,419	$	16	$	20	$	1,149	$	307
Net Assets										
Accumulation units	$	8,419	$	16	$	20	$	1,149	$	307
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	8,419	$	16	$	20	$	1,149	$	307
Total number of mutual fund shares		468,024		1,299		936		72,531		22,982
Cost of mutual fund shares	$	7,921	$	15	$	19	$	1,014	$	285

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I		ING VP International Value Portfolio - Class I		ING VP MidCap Opportunities Portfolio - Class I		ING VP Real Estate Portfolio - Class I		ING VP SmallCap Opportunities Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	5,825	$	28,082	$	33,748	$	4,950	$	19,848
Total assets		5,825		28,082		33,748		4,950		19,848
Liabilities										
Payable to related parties		-		2		3		-		2
Net assets	$	5,825	$	28,080	$	33,745	$	4,950	$	19,846
Net Assets										
Accumulation units	$	5,825	$	28,080	$	33,745	$	4,950	$	19,846
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	5,825	$	28,080	$	33,745	$	4,950	$	19,846
Total number of mutual fund shares		1,877,580		1,840,262		4,135,758		252,315		993,880
Cost of mutual fund shares	$	5,636	$	22,838	$	26,844	$	4,437	$	11,868

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
Assets					
Investments in mutual funds at fair value	$ 1,583	$ 762	$ 239	$ 8,292	$ 771
Total assets	1,583	762	239	8,292	771
Liabilities					
Payable to related parties	-	-	-	1	-
Net assets	$ 1,583	$ 762	$ 239	$ 8,291	$ 771
Net Assets					
Accumulation units	$ 1,583	$ 762	$ 239	$ 8,291	$ 771
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,583	$ 762	$ 239	$ 8,291	$ 771
Total number of mutual fund shares	108,060	58,816	17,811	308,709	26,294
Cost of mutual fund shares	$ 1,496	$ 767	$ 235	$ 7,868	$ 755

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,183	$ 3,416	$ 106	$ 1,532	$ 1,077
Total assets	1,183	3,416	106	1,532	1,077
Liabilities					
Payable to related parties	-	-	-	-	-
Net assets	$ 1,183	$ 3,416	$ 106	$ 1,532	$ 1,077
Net Assets					
Accumulation units	$ 1,183	$ 3,416	$ 106	$ 1,532	$ 1,077
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,183	$ 3,416	$ 106	$ 1,532	$ 1,077
Total number of mutual fund shares	54,307	204,407	5,549	128,334	43,193
Cost of mutual fund shares	$ 1,179	$ 2,494	$ 99	$ 1,634	$ 1,012

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Wanger Select	Wanger U.S. Smaller Companies
Assets			
Investments in mutual funds at fair value	$ 1,351	$ 2,641	$ 1,760
Total assets	1,351	2,641	1,760
Liabilities			
Payable to related parties	-	-	-
Net assets	$ 1,351	$ 2,641	$ 1,760
Net Assets			
Accumulation units	$ 1,351	$ 2,641	$ 1,760
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 1,351	$ 2,641	$ 1,760
Total number of mutual fund shares	122,713	100,980	48,412
Cost of mutual fund shares	$ 1,328	$ 2,244	$ 1,648

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O	Alger American Small Capitalization Portfolio - Class O
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	17	201	146	171	69
Total expenses	17	201	146	171	69
Net investment income (loss)	(17)	(201)	(146)	(171)	(69)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	838	(6,535)	(2,407)	12,621	6,726
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	838	(6,535)	(2,407)	12,621	6,726
Net unrealized appreciation (depreciation) of investments	(563)	7,765	4,804	(9,391)	(4,573)
Net realized and unrealized gain (loss) on investments	275	1,230	2,397	3,230	2,153
Net increase (decrease) in net assets resulting from operations	$ 258	$ 1,029	$ 2,251	$ 3,059	$ 2,084

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2,125	$ 169	$ 598	$ 8	$ 311
Total investment income	2,125	169	598	8	311
Expenses:					
Mortality and expense risk and other charges	893	201	177	4	72
Total expenses	893	201	177	4	72
Net investment income (loss)	1,232	(32)	421	4	239
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	753	(4,851)	-	134	481
Capital gains distributions	7,642	-	-	6	-
Total realized gain (loss) on investments and capital gains distributions	8,395	(4,851)	-	140	481
Net unrealized appreciation (depreciation) of investments	1,208	6,753	-	(47)	28
Net realized and unrealized gain (loss) on investments	9,603	1,902	-	93	509
Net increase (decrease) in net assets resulting from operations	$ 10,835	$ 1,870	$ 421	$ 97	$ 748

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Growth Opportunities Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 46	$ 1,330	$ 2,131	$ 941	$ 16
Total investment income	46	1,330	2,131	941	16
Expenses:					
Mortality and expense risk and other charges	8	1,457	1,722	326	11
Total expenses	8	1,457	1,722	326	11
Net investment income (loss)	38	(127)	409	615	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(97)	2,761	740	(303)	498
Capital gains distributions	-	8,444	-	56	-
Total realized gain (loss) on investments and capital gains distributions	(97)	11,205	740	(247)	498
Net unrealized appreciation (depreciation) of investments	121	(1,101)	15,040	283	(468)
Net realized and unrealized gain (loss) on investments	24	10,104	15,780	36	30
Net increase (decrease) in net assets resulting from operations	$ 62	$ 9,977	$ 16,189	$ 651	$ 35

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ -	$ -	$ -
Total investment income	5	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	11	3	-	-	5
Total expenses	11	3	-	-	5
Net investment income (loss)	(6)	(3)	-	-	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	(25)	-	-	(7)
Capital gains distributions	26	43	1	-	35
Total realized gain (loss) on investments and capital gains distributions	34	18	1	-	28
Net unrealized appreciation (depreciation) of investments	64	(34)	-	-	11
Net realized and unrealized gain (loss) on investments	98	(16)	1	-	39
Net increase (decrease) in net assets resulting from operations	$ 92	$ (19)	$ 1	$ -	$ 34

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 16	$ 26	$ -	$ -
Total investment income	2	16	26	-	-
Expenses:					
Mortality and expense risk and other charges	743	45	365	71	1
Total expenses	743	45	365	71	1
Net investment income (loss)	(741)	(29)	(339)	(71)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(960)	293	(376)	412	1
Capital gains distributions	60	36	964	1	-
Total realized gain (loss) on investments and capital gains distributions	(900)	329	588	413	1
Net unrealized appreciation (depreciation) of investments	251	644	(12)	819	23
Net realized and unrealized gain (loss) on investments	(649)	973	576	1,232	24
Net increase (decrease) in net assets resulting from operations	$ (1,390)	$ 944	$ 237	$ 1,161	$ 23

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 385	$ 33	$ 1
Total investment income	-	-	385	33	1
Expenses:					
Mortality and expense risk and other charges	11	-	101	10	1
Total expenses	11	-	101	10	1
Net investment income (loss)	(11)	-	284	23	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	-	(36)	-	-
Capital gains distributions	3	-	-	-	5
Total realized gain (loss) on investments and capital gains distributions	9	-	(36)	-	5
Net unrealized appreciation (depreciation) of investments	42	2	(29)	-	3
Net realized and unrealized gain (loss) on investments	51	2	(65)	-	8
Net increase (decrease) in net assets resulting from operations	$ 40	$ 2	$ 219	$ 23	$ 8

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 21	$ 134	$ 1
Total investment income	-	-	21	134	1
Expenses:					
Mortality and expense risk and other charges	6	-	265	80	-
Total expenses	6	-	265	80	-
Net investment income (loss)	(6)	-	(244)	54	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	-	14	28	-
Capital gains distributions	-	-	79	258	2
Total realized gain (loss) on investments and capital gains distributions	12	-	93	286	2
Net unrealized appreciation (depreciation) of investments	15	-	2,255	215	1
Net realized and unrealized gain (loss) on investments	27	-	2,348	501	3
Net increase (decrease) in net assets resulting from operations	$ 21	$ -	$ 2,104	$ 555	$ 4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2	$ 55	$ 64
Total investment income	-	-	2	55	64
Expenses:					
Mortality and expense risk and other charges	-	1	2	61	66
Total expenses	-	1	2	61	66
Net investment income (loss)	-	(1)	-	(6)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	3	2	28	103
Capital gains distributions	-	-	1	280	199
Total realized gain (loss) on investments and capital gains distributions	-	3	3	308	302
Net unrealized appreciation (depreciation) of investments	4	4	18	289	473
Net realized and unrealized gain (loss) on investments	4	7	21	597	775
Net increase (decrease) in net assets resulting from operations	$ 4	$ 6	$ 21	$ 591	$ 773

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 211	$ -	$ 10	$ 1
Total investment income	1	211	-	10	1
Expenses:					
Mortality and expense risk					
and other charges	1	180	-	9	1
Total expenses	1	180	-	9	1
Net investment income (loss)	-	31	-	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(177)	-	(2)	1
Capital gains distributions	3	1,565	-	23	5
Total realized gain (loss) on investments					
and capital gains distributions	3	1,388	-	21	6
Net unrealized appreciation					
(depreciation) of investments	17	193	2	62	11
Net realized and unrealized gain (loss)					
on investments	20	1,581	2	83	17
Net increase (decrease) in net assets					
resulting from operations	$ 20	$ 1,612	$ 2	$ 84	$ 17

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 275	$ -	$ -	$ -
Total investment income	-	275	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	300	-	22	-
Total expenses	-	300	-	22	-
Net investment income (loss)	-	(25)	-	(22)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	62	-	25	-
Capital gains distributions	-	-	-	4	-
Total realized gain (loss) on investments and capital gains distributions	-	62	-	29	-
Net unrealized appreciation (depreciation) of investments	-	(826)	-	198	1
Net realized and unrealized gain (loss) on investments	-	(764)	-	227	1
Net increase (decrease) in net assets resulting from operations	$ -	$ (789)	$ -	$ 205	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Initial Class	ING Davis Venture Value Portfolio - Service Class	ING Fidelity® VIP Contrafund® Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	33	-	3	-	4
Total expenses	33	-	3	-	4
Net investment income (loss)	(33)	-	(3)	-	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	56	-	1	-	1
Capital gains distributions	23	-	20	-	-
Total realized gain (loss) on investments and capital gains distributions	79	-	21	-	1
Net unrealized appreciation (depreciation) of investments	246	3	18	-	35
Net realized and unrealized gain (loss) on investments	325	3	39	-	36
Net increase (decrease) in net assets resulting from operations	$ 292	$ 3	$ 36	$ -	$ 32

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Fidelity® VIP Equity-Income Portfolio - Service Class	ING Fidelity® VIP Growth Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 8	$ -
Total investment income	-	-	-	8	-
Expenses:					
Mortality and expense risk and other charges	1	-	1	38	-
Total expenses	1	-	1	38	-
Net investment income (loss)	(1)	-	(1)	(30)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	18	-
Capital gains distributions	-	-	-	40	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	58	-
Net unrealized appreciation (depreciation) of investments	10	-	9	244	-
Net realized and unrealized gain (loss) on investments	10	-	9	302	-
Net increase (decrease) in net assets resulting from operations	$ 9	$ -	$ 8	$ 272	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 1	$ -	$ -
Total investment income	1	-	1	-	-
Expenses:					
Mortality and expense risk and other charges	2	-	77	-	278
Total expenses	2	-	77	-	278
Net investment income (loss)	(1)	-	(76)	-	(278)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(39)	-	102	-	(97)
Capital gains distributions	-	-	38	-	-
Total realized gain (loss) on investments and capital gains distributions	(39)	-	140	-	(97)
Net unrealized appreciation (depreciation) of investments	17	1	712	5	1,089
Net realized and unrealized gain (loss) on investments	(22)	1	852	5	992
Net increase (decrease) in net assets resulting from operations	$ (23)	$ 1	$ 776	$ 5	$ 714

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 2	$ -
Total investment income	-	-	-	2	-
Expenses:					
Mortality and expense risk and other charges	-	1	188	2	-
Total expenses	-	1	188	2	-
Net investment income (loss)	-	(1)	(188)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(128)	3	-
Capital gains distributions	-	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	1	(128)	3	-
Net unrealized appreciation (depreciation) of investments	1	3	998	9	-
Net realized and unrealized gain (loss) on investments	1	4	870	12	-
Net increase (decrease) in net assets resulting from operations	$ 1	$ 3	$ 682	$ 12	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 42	$ -	$ -	$ 65	$ -
Total investment income	42	-	-	65	-
Expenses:					
Mortality and expense risk and other charges	822	1	1	49	-
Total expenses	822	1	1	49	-
Net investment income (loss)	(780)	(1)	(1)	16	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,512	1	-	2	-
Capital gains distributions	88	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,600	1	-	2	-
Net unrealized appreciation (depreciation) of investments	7,741	23	7	78	-
Net realized and unrealized gain (loss) on investments	9,341	24	7	80	-
Net increase (decrease) in net assets resulting from operations	$ 8,561	$ 23	$ 6	$ 96	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 48	$ -	$ 1	$ -	$ -
Total investment income	48	-	1	-	-
Expenses:					
Mortality and expense risk and other charges	12	1	4	-	782
Total expenses	12	1	4	-	782
Net investment income (loss)	36	(1)	(3)	-	(782)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35	-	1	-	1,419
Capital gains distributions	1	-	1	-	1,452
Total realized gain (loss) on investments and capital gains distributions	36	-	2	-	2,871
Net unrealized appreciation (depreciation) of investments	4	5	56	-	245
Net realized and unrealized gain (loss) on investments	40	5	58	-	3,116
Net increase (decrease) in net assets resulting from operations	$ 76	$ 4	$ 55	$ -	$ 2,334

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 7	$ -	$ 44	$ -
Total investment income	-	7	-	44	-
Expenses:					
Mortality and expense risk and other charges	-	39	-	52	-
Total expenses	-	39	-	52	-
Net investment income (loss)	-	(32)	-	(8)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	62	-	(13)	-
Capital gains distributions	-	5	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	67	-	(13)	-
Net unrealized appreciation (depreciation) of investments	1	289	1	471	-
Net realized and unrealized gain (loss) on investments	1	356	1	458	-
Net increase (decrease) in net assets resulting from operations	$ 1	$ 324	$ 1	$ 450	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 48	$ -	$ 304	$ 1	$ 12
Total investment income	48	-	304	1	12
Expenses:					
Mortality and expense risk and other charges	69	1	151	1	9
Total expenses	69	1	151	1	9
Net investment income (loss)	(21)	(1)	153	-	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	101	-	(10)	-	8
Capital gains distributions	237	3	541	1	15
Total realized gain (loss) on investments and capital gains distributions	338	3	531	1	23
Net unrealized appreciation (depreciation) of investments	374	4	457	7	21
Net realized and unrealized gain (loss) on investments	712	7	988	8	44
Net increase (decrease) in net assets resulting from operations	$ 691	$ 6	$ 1,141	$ 8	$ 47

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Global Science and Technology Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 12	$ 28	$ -	$ 20	$ 58
Total investment income	12	28	-	20	58
Expenses:					
Mortality and expense risk and other charges	15	30	3	51	137
Total expenses	15	30	3	51	137
Net investment income (loss)	(3)	(2)	(3)	(31)	(79)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	50	105	3	67	120
Capital gains distributions	12	33	-	-	707
Total realized gain (loss) on investments and capital gains distributions	62	138	3	67	827
Net unrealized appreciation (depreciation) of investments	72	54	4	396	(96)
Net realized and unrealized gain (loss) on investments	134	192	7	463	731
Net increase (decrease) in net assets resulting from operations	$ 131	$ 190	$ 4	$ 432	$ 652

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 31	$ -	$ -	$ 16	$ 2
Total investment income	31	-	-	16	2
Expenses:					
Mortality and expense risk and other charges	110	-	-	16	2
Total expenses	110	-	-	16	2
Net investment income (loss)	(79)	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	123	-	-	9	5
Capital gains distributions	401	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	524	-	-	9	6
Net unrealized appreciation (depreciation) of investments	354	1	1	140	18
Net realized and unrealized gain (loss) on investments	878	1	1	149	24
Net increase (decrease) in net assets resulting from operations	$ 799	$ 1	$ 1	$ 149	$ 24

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 371	$ 664	$ -	$ 93	$ -
Total investment income	371	664	-	93	-
Expenses:					
Mortality and expense risk and other charges	74	384	506	54	290
Total expenses	74	384	506	54	290
Net investment income (loss)	297	280	(506)	39	(290)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(27)	1,565	1,224	628	1,718
Capital gains distributions	-	1,435	-	74	-
Total realized gain (loss) on investments and capital gains distributions	(27)	3,000	1,224	702	1,718
Net unrealized appreciation (depreciation) of investments	146	3,442	1,481	323	733
Net realized and unrealized gain (loss) on investments	119	6,442	2,705	1,025	2,451
Net increase (decrease) in net assets resulting from operations	$ 416	$ 6,722	$ 2,199	$ 1,064	$ 2,161

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Aspen Series International Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 30	$ -	$ -	$ -
Total investment income	1	30	-	-	-
Expenses:					
Mortality and expense risk and other charges	15	5	2	102	123
Total expenses	15	5	2	102	123
Net investment income (loss)	(14)	25	(2)	(102)	(123)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	4	613	11,589
Capital gains distributions	-	-	-	639	-
Total realized gain (loss) on investments and capital gains distributions	1	-	4	1,252	11,589
Net unrealized appreciation (depreciation) of investments	87	(4)	4	(88)	(5,500)
Net realized and unrealized gain (loss) on investments	88	(4)	8	1,164	6,089
Net increase (decrease) in net assets resulting from operations	$ 74	$ 21	$ 6	$ 1,062	$ 5,966

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 6	$ -	$ -	$ 6
Total investment income	9	6	-	-	6
Expenses:					
Mortality and expense risk and other charges	5	12	50	98	46
Total expenses	5	12	50	98	46
Net investment income (loss)	4	(6)	(50)	(98)	(40)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	-	(393)	6,060	180
Capital gains distributions	24	88	-	-	43
Total realized gain (loss) on investments and capital gains distributions	27	88	(393)	6,060	223
Net unrealized appreciation (depreciation) of investments	23	19	483	(4,539)	188
Net realized and unrealized gain (loss) on investments	50	107	90	1,521	411
Net increase (decrease) in net assets resulting from operations	$ 54	$ 101	$ 40	$ 1,423	$ 371

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 74	$ 12	$ 62	$ 26
Total investment income	-	74	12	62	26
Expenses:					
Mortality and expense risk and other charges	1	24	5	16	27
Total expenses	1	24	5	16	27
Net investment income (loss)	(1)	50	7	46	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(28)	1	(5)	604
Capital gains distributions	-	40	2	15	343
Total realized gain (loss) on investments and capital gains distributions	-	12	3	10	947
Net unrealized appreciation (depreciation) of investments	7	(71)	65	25	(576)
Net realized and unrealized gain (loss) on investments	7	(59)	68	35	371
Net increase (decrease) in net assets resulting from operations	$ 6	$ (9)	$ 75	$ 81	$ 370

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Premier VIT OpCap Global Equity Portfolio	Premier VIT OpCap Managed Portfolio	Premier VIT OpCap Small Cap Portfolio	Wanger Select	Wanger U.S. Smaller Companies
Net investment income (loss)					
Income:					
Dividends	$ 57	$ 286	$ -	$ 5	$ 3
Total investment income	57	286	-	5	3
Expenses:					
Mortality and expense risk and other charges	31	76	119	24	23
Total expenses	31	76	119	24	23
Net investment income (loss)	26	210	(119)	(19)	(20)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,057	(276)	4,600	38	54
Capital gains distributions	672	1,766	1,418	44	48
Total realized gain (loss) on investments and capital gains distributions	1,729	1,490	6,018	82	102
Net unrealized appreciation (depreciation) of investments	(1,076)	(1,107)	(1,682)	272	15
Net realized and unrealized gain (loss) on investments	653	383	4,336	354	117
Net increase (decrease) in net assets resulting from operations	$ 679	$ 593	$ 4,217	$ 335	$ 97

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O
Net assets at January 1, 2005	$ 6,791	$ 50,370	$ 32,718	$ 39,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(67)	(540)	(429)	(520)
Total realized gain (loss) on investments and capital gains distributions	139	(4,613)	(2,937)	2,083
Net unrealized appreciation (depreciation) of investments	42	9,639	7,028	1,285
Net increase (decrease) in net assets from operations	114	4,486	3,662	2,848
Changes from principal transactions:				
Premiums	262	2,972	2,320	3,156
Surrenders and withdrawals	(1,501)	(6,290)	(3,900)	(4,560)
Policy loans	(12)	(97)	(102)	(97)
Annuity payments	-	-	-	-
Death benefits	(27)	(180)	(64)	(96)
Transfers between Divisions (including fixed account), net	(1,815)	(6,560)	(3,541)	(4,461)
Contract charges	(3)	(29)	(25)	(23)
Increase (decrease) in net assets derived from principal transactions	(3,096)	(10,184)	(5,312)	(6,081)
Total increase (decrease) in net assets	(2,982)	(5,698)	(1,650)	(3,233)
Net assets at December 31, 2005	3,809	44,672	31,068	36,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(201)	(146)	(171)
Total realized gain (loss) on investments and capital gains distributions	838	(6,535)	(2,407)	12,621
Net unrealized appreciation (depreciation) of investments	(563)	7,765	4,804	(9,391)
Net increase (decrease) in net assets from operations	258	1,029	2,251	3,059
Changes from principal transactions:				
Premiums	120	859	697	906
Surrenders and withdrawals	(153)	(1,788)	(1,331)	(1,474)
Policy loans	(1)	(71)	(20)	(42)
Annuity payments	-	-	-	-
Death benefits	(9)	(64)	(37)	-
Transfers between Divisions (including fixed account), net	(4,023)	(44,630)	(32,622)	(38,771)
Contract charges	(1)	(7)	(6)	(7)
Increase (decrease) in net assets derived from principal transactions	(4,067)	(45,701)	(33,319)	(39,388)
Total increase (decrease) in net assets	(3,809)	(44,672)	(31,068)	(36,329)
Net assets at December 31, 2006	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Alger American Small Capitalization Portfolio - Class O	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class
Net assets at January 1, 2005	$ 13,567	$ 67,588	$ 49,364	$ 14,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(183)	164	(398)	213
Total realized gain (loss) on investments				
and capital gains distributions	922	2,402	(3,078)	-
Net unrealized appreciation (depreciation)				
of investments	1,061	171	5,206	-
Net increase (decrease) in net assets from operations	1,800	2,737	1,730	213
Changes from principal transactions:				
Premiums	873	4,866	3,856	12,203
Surrenders and withdrawals	(1,597)	(7,354)	(5,568)	(3,137)
Policy loans	(70)	(115)	(93)	47
Annuity payments	-	(1)	-	(14)
Death benefits	(29)	(167)	(300)	(210)
Transfers between Divisions				
(including fixed account), net	(654)	(2,390)	(4,839)	(10,277)
Contract charges	(3)	(20)	(25)	3
Increase (decrease) in net assets derived from				
principal transactions	(1,480)	(5,181)	(6,969)	(1,385)
Total increase (decrease) in net assets	320	(2,444)	(5,239)	(1,172)
Net assets at December 31, 2005	13,887	65,144	44,125	13,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(69)	1,232	(32)	421
Total realized gain (loss) on investments				
and capital gains distributions	6,726	8,395	(4,851)	-
Net unrealized appreciation (depreciation)				
of investments	(4,573)	1,208	6,753	-
Net increase (decrease) in net assets from operations	2,084	10,835	1,870	421
Changes from principal transactions:				
Premiums	320	3,926	981	1,925
Surrenders and withdrawals	(531)	(9,996)	(1,982)	(5,782)
Policy loans	5	(124)	(14)	29
Annuity payments	-	(1)	-	(9)
Death benefits	(13)	(331)	(104)	(163)
Transfers between Divisions				
(including fixed account), net	(15,751)	(4,650)	(44,868)	2,331
Contract charges	(1)	(10)	(8)	3
Increase (decrease) in net assets derived from				
principal transactions	(15,971)	(11,186)	(45,995)	(1,666)
Total increase (decrease) in net assets	(13,887)	(351)	(44,125)	(1,245)
Net assets at December 31, 2006	$ -	$ 64,793	$ -	$ 11,894

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2005	$ 1,036	$ 19,066	$ 1,962	$ 87,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	189	25	(1,036)
Total realized gain (loss) on investments				
and capital gains distributions	(27)	(1,102)	(54)	1,261
Net unrealized appreciation (depreciation)				
of investments	179	1,229	70	13,410
Net increase (decrease) in net assets from operations	146	316	41	13,635
Changes from principal transactions:				
Premiums	-	1,088	-	7,185
Surrenders and withdrawals	(204)	(3,127)	(203)	(12,273)
Policy loans	(8)	(26)	(3)	(145)
Annuity payments	-	-	-	-
Death benefits	(13)	(127)	(5)	(512)
Transfers between Divisions				
(including fixed account), net	(17)	(1,483)	(72)	5,688
Contract charges	(3)	(9)	1	(45)
Increase (decrease) in net assets derived from				
principal transactions	(245)	(3,684)	(282)	(102)
Total increase (decrease) in net assets	(99)	(3,368)	(241)	13,533
Net assets at December 31, 2005	937	15,698	1,721	101,171
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	239	38	(127)
Total realized gain (loss) on investments				
and capital gains distributions	140	481	(97)	11,205
Net unrealized appreciation (depreciation)				
of investments	(47)	28	121	(1,101)
Net increase (decrease) in net assets from operations	97	748	62	9,977
Changes from principal transactions:				
Premiums	-	310	-	7,176
Surrenders and withdrawals	(41)	(449)	(41)	(15,400)
Policy loans	(2)	21	-	(296)
Annuity payments	-	-	-	-
Death benefits	-	(11)	(26)	(530)
Transfers between Divisions				
(including fixed account), net	(991)	(16,314)	(1,716)	3,606
Contract charges	-	(3)	-	(31)
Increase (decrease) in net assets derived from				
principal transactions	(1,034)	(16,446)	(1,783)	(5,475)
Total increase (decrease) in net assets	(937)	(15,698)	(1,721)	4,502
Net assets at December 31, 2006	$ -	$ -	$ -	$ 105,673

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Growth Opportunities Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2005	$ 130,148	$ 25,415	$ 2,402	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	471	560	(11)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	(465)	(53)	14	2
Net unrealized appreciation (depreciation)				
of investments	3,965	(331)	158	3
Net increase (decrease) in net assets from operations	3,971	176	161	4
Changes from principal transactions:				
Premiums	10,195	2,874	455	18
Surrenders and withdrawals	(14,536)	(3,285)	(277)	(8)
Policy loans	(231)	(78)	11	-
Annuity payments	-	-	-	-
Death benefits	(629)	(22)	(16)	-
Transfers between Divisions				
(including fixed account), net	(6,082)	(954)	(353)	241
Contract charges	(58)	(10)	(1)	(1)
Increase (decrease) in net assets derived from				
principal transactions	(11,341)	(1,475)	(181)	250
Total increase (decrease) in net assets	(7,370)	(1,299)	(20)	254
Net assets at December 31, 2005	122,778	24,116	2,382	254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	409	615	5	(6)
Total realized gain (loss) on investments				
and capital gains distributions	740	(247)	498	34
Net unrealized appreciation (depreciation)				
of investments	15,040	283	(468)	64
Net increase (decrease) in net assets from operations	16,189	651	35	92
Changes from principal transactions:				
Premiums	8,597	2,292	93	224
Surrenders and withdrawals	(16,185)	(3,476)	(70)	(63)
Policy loans	(416)	(37)	(2)	(3)
Annuity payments	-	-	-	-
Death benefits	(357)	(131)	-	-
Transfers between Divisions				
(including fixed account), net	(4,260)	(1,220)	(2,437)	745
Contract charges	(35)	(4)	(1)	-
Increase (decrease) in net assets derived from				
principal transactions	(12,656)	(2,576)	(2,417)	903
Total increase (decrease) in net assets	3,533	(1,925)	(2,382)	995
Net assets at December 31, 2006	$ 126,311	$ 22,191	$ -	$ 1,249

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	3	-	-	-
Changes from principal transactions:				
Premiums	3	-	-	1
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	3	-	-	31
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	6	-	-	32
Total increase (decrease) in net assets	9	-	-	32
Net assets at December 31, 2005	9	-	-	32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	-	(5)
Total realized gain (loss) on investments and capital gains distributions	18	1	-	28
Net unrealized appreciation (depreciation) of investments	(34)	-	-	11
Net increase (decrease) in net assets from operations	(19)	1	-	34
Changes from principal transactions:				
Premiums	72	11	-	50
Surrenders and withdrawals	(11)	-	-	(62)
Policy loans	1	-	-	(2)
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	337	-	-	644
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	399	11	-	630
Total increase (decrease) in net assets	380	12	-	664
Net assets at December 31, 2006	$ 389	$ 12	$ -	$ 696

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ 1,968
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(6)	-	(32)
Total realized gain (loss) on investments and capital gains distributions	-	(57)	2	640
Net unrealized appreciation (depreciation) of investments	-	178	1	(280)
Net increase (decrease) in net assets from operations	-	115	3	328
Changes from principal transactions:				
Premiums	-	32	5	1,025
Surrenders and withdrawals	-	(81)	(32)	(392)
Policy loans	-	(1)	-	5
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1,686	102	373
Contract charges	-	(1)	(1)	(3)
Increase (decrease) in net assets derived from principal transactions	-	1,635	74	1,008
Total increase (decrease) in net assets	-	1,750	77	1,336
Net assets at December 31, 2005	-	1,750	77	3,304
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(741)	(29)	(339)	(71)
Total realized gain (loss) on investments and capital gains distributions	(900)	329	588	413
Net unrealized appreciation (depreciation) of investments	251	644	(12)	819
Net increase (decrease) in net assets from operations	(1,390)	944	237	1,161
Changes from principal transactions:				
Premiums	3,417	375	1,635	670
Surrenders and withdrawals	(9,708)	(292)	(4,539)	(840)
Policy loans	(14)	(4)	(131)	(15)
Annuity payments	-	-	-	-
Death benefits	(185)	-	(30)	(1)
Transfers between Divisions (including fixed account), net	85,069	2,431	40,927	4,133
Contract charges	(16)	(1)	(3)	(1)
Increase (decrease) in net assets derived from principal transactions	78,563	2,509	37,859	3,946
Total increase (decrease) in net assets	77,173	3,453	38,096	5,107
Net assets at December 31, 2006	$ 77,173	$ 5,203	$ 38,173	$ 8,411

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	21	-	-
Net unrealized appreciation (depreciation) of investments	1	2	-	-
Net increase (decrease) in net assets from operations	1	21	-	-
Changes from principal transactions:				
Premiums	5	41	-	3
Surrenders and withdrawals	-	(31)	-	(1)
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	607	-	56
Contract charges	-	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	5	616	-	58
Total increase (decrease) in net assets	6	637	-	58
Net assets at December 31, 2005	6	637	-	58
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(11)	-	284
Total realized gain (loss) on investments and capital gains distributions	1	9	-	(36)
Net unrealized appreciation (depreciation) of investments	23	42	2	(29)
Net increase (decrease) in net assets from operations	23	40	2	219
Changes from principal transactions:				
Premiums	145	71	9	503
Surrenders and withdrawals	(2)	(37)	-	(1,171)
Policy loans	-	(18)	-	(25)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(56)
Transfers between Divisions (including fixed account), net	50	46	17	10,512
Contract charges	-	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	193	62	26	9,762
Total increase (decrease) in net assets	216	102	28	9,981
Net assets at December 31, 2006	$ 222	$ 739	$ 28	$ 10,039

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	7	-
Net unrealized appreciation (depreciation) of investments	-	-	12	1
Net increase (decrease) in net assets from operations	3	-	17	1
Changes from principal transactions:				
Premiums	3	-	12	4
Surrenders and withdrawals	(404)	-	(63)	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1,840	-	310	-
Contract charges	1	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,440	-	259	4
Total increase (decrease) in net assets	1,443	-	276	5
Net assets at December 31, 2005	1,443	-	276	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	-	(6)	-
Total realized gain (loss) on investments and capital gains distributions	-	5	12	-
Net unrealized appreciation (depreciation) of investments	-	3	15	-
Net increase (decrease) in net assets from operations	23	8	21	-
Changes from principal transactions:				
Premiums	18	-	101	5
Surrenders and withdrawals	(2,452)	-	(78)	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1,088	112	154	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(1,346)	112	177	5
Total increase (decrease) in net assets	(1,323)	120	198	5
Net assets at December 31, 2006	$ 120	$ 120	$ 474	$ 10

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 3,342	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	52	-	-
Total realized gain (loss) on investments and capital gains distributions	20	244	-	-
Net unrealized appreciation (depreciation) of investments	4	(210)	-	-
Net increase (decrease) in net assets from operations	23	86	-	-
Changes from principal transactions:				
Premiums	3	538	-	-
Surrenders and withdrawals	(22)	(450)	-	-
Policy loans	-	(23)	-	-
Annuity payments	-	-	-	-
Death benefits	-	(16)	-	-
Transfers between Divisions (including fixed account), net	153	2,398	-	-
Contract charges	1	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	135	2,446	-	-
Total increase (decrease) in net assets	158	2,532	-	-
Net assets at December 31, 2005	158	5,874	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(244)	54	1	-
Total realized gain (loss) on investments and capital gains distributions	93	286	2	-
Net unrealized appreciation (depreciation) of investments	2,255	215	1	4
Net increase (decrease) in net assets from operations	2,104	555	4	4
Changes from principal transactions:				
Premiums	1,110	441	13	3
Surrenders and withdrawals	(3,061)	(1,076)	16	4
Policy loans	(47)	(24)	-	-
Annuity payments	-	-	-	-
Death benefits	(37)	(10)	-	-
Transfers between Divisions (including fixed account), net	30,006	(435)	4	46
Contract charges	(7)	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	27,964	(1,105)	33	53
Total increase (decrease) in net assets	30,068	(550)	37	57
Net assets at December 31, 2006	$ 30,226	$ 5,324	$ 37	$ 57

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ 3,232
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(4)	(7)
Total realized gain (loss) on investments and capital gains distributions	1	2	17	261
Net unrealized appreciation (depreciation) of investments	1	1	43	(131)
Net increase (decrease) in net assets from operations	2	3	56	123
Changes from principal transactions:				
Premiums	6	2	114	636
Surrenders and withdrawals	-	-	(192)	(381)
Policy loans	(2)	-	(2)	(5)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(3)
Transfers between Divisions (including fixed account), net	44	20	2,208	794
Contract charges	-	(1)	1	(1)
Increase (decrease) in net assets derived from principal transactions	48	21	2,129	1,040
Total increase (decrease) in net assets	50	24	2,185	1,163
Net assets at December 31, 2005	50	24	2,185	4,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(6)	(2)
Total realized gain (loss) on investments and capital gains distributions	3	3	308	302
Net unrealized appreciation (depreciation) of investments	4	18	289	473
Net increase (decrease) in net assets from operations	6	21	591	773
Changes from principal transactions:				
Premiums	18	58	570	639
Surrenders and withdrawals	-	(3)	(557)	(656)
Policy loans	(1)	(4)	(16)	(13)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(1)
Transfers between Divisions (including fixed account), net	(10)	146	3,864	178
Contract charges	-	-	(1)	(2)
Increase (decrease) in net assets derived from principal transactions	7	197	3,860	145
Total increase (decrease) in net assets	13	218	4,451	918
Net assets at December 31, 2006	$ 63	$ 242	$ 6,636	$ 5,313

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	2	-	-
Net increase (decrease) in net assets from operations	-	2	-	-
Changes from principal transactions:				
Premiums	6	44	-	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	5	98	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	11	142	-	-
Total increase (decrease) in net assets	11	144	-	-
Net assets at December 31, 2005	11	144	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	31	-	1
Total realized gain (loss) on investments and capital gains distributions	3	1,388	-	21
Net unrealized appreciation (depreciation) of investments	17	193	2	62
Net increase (decrease) in net assets from operations	20	1,612	2	84
Changes from principal transactions:				
Premiums	154	922	17	3
Surrenders and withdrawals	(6)	(2,201)	-	(84)
Policy loans	-	(13)	-	(2)
Annuity payments	-	-	-	-
Death benefits	-	(114)	-	-
Transfers between Divisions (including fixed account), net	37	20,622	8	1,064
Contract charges	-	(2)	-	(1)
Increase (decrease) in net assets derived from principal transactions	185	19,214	25	980
Total increase (decrease) in net assets	205	20,826	27	1,064
Net assets at December 31, 2006	$ 216	$ 20,970	$ 27	$ 1,064

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(243)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	148	-
Net unrealized appreciation (depreciation) of investments	-	-	1,778	-
Net increase (decrease) in net assets from operations	-	-	1,683	-
Changes from principal transactions:				
Premiums	29	-	1,282	-
Surrenders and withdrawals	-	-	(2,198)	-
Policy loans	-	-	(38)	-
Annuity payments	-	-	-	-
Death benefits	-	-	(70)	-
Transfers between Divisions (including fixed account), net	15	-	23,116	-
Contract charges	-	-	(10)	-
Increase (decrease) in net assets derived from principal transactions	44	-	22,082	-
Total increase (decrease) in net assets	44	-	23,765	-
Net assets at December 31, 2005	44	-	23,765	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(25)	-
Total realized gain (loss) on investments and capital gains distributions	6	-	62	-
Net unrealized appreciation (depreciation) of investments	11	-	(826)	-
Net increase (decrease) in net assets from operations	17	-	(789)	-
Changes from principal transactions:				
Premiums	20	6	1,509	-
Surrenders and withdrawals	-	-	(2,890)	-
Policy loans	(2)	-	(10)	-
Annuity payments	-	-	-	-
Death benefits	-	-	(71)	-
Transfers between Divisions (including fixed account), net	66	-	(1,168)	9
Contract charges	-	-	(8)	-
Increase (decrease) in net assets derived from principal transactions	84	6	(2,638)	9
Total increase (decrease) in net assets	101	6	(3,427)	9
Net assets at December 31, 2006	$ 145	$ 6	$ 20,338	$ 9

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 1,059	$ -	$ 856	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	-	(34)	-
Total realized gain (loss) on investments and capital gains distributions	193	-	161	-
Net unrealized appreciation (depreciation) of investments	(98)	-	(36)	-
Net increase (decrease) in net assets from operations	83	-	91	-
Changes from principal transactions:				
Premiums	277	4	348	-
Surrenders and withdrawals	(104)	-	(356)	-
Policy loans	(4)	-	(9)	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	162	-	1,030	-
Contract charges	(1)	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	330	4	1,012	-
Total increase (decrease) in net assets	413	4	1,103	-
Net assets at December 31, 2005	1,472	4	1,959	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	-	(33)	-
Total realized gain (loss) on investments and capital gains distributions	29	-	79	-
Net unrealized appreciation (depreciation) of investments	198	1	246	3
Net increase (decrease) in net assets from operations	205	1	292	3
Changes from principal transactions:				
Premiums	344	4	518	25
Surrenders and withdrawals	(206)	-	(206)	-
Policy loans	(8)	-	(13)	-
Annuity payments	-	-	-	-
Death benefits	(1)	-	-	-
Transfers between Divisions (including fixed account), net	(101)	-	395	19
Contract charges	-	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	28	4	693	44
Total increase (decrease) in net assets	233	5	985	47
Net assets at December 31, 2006	$ 1,705	$ 9	$ 2,944	$ 47

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Davis Venture Value Portfolio - Initial Class	ING Davis Venture Value Portfolio - Service Class	ING Fidelity® VIP Contrafund® Portfolio - Service Class	ING Fidelity® VIP Equity- Income Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	1	-
Net increase (decrease) in net assets from operations	-	-	1	-
Changes from principal transactions:				
Premiums	27	-	6	4
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	7	-	3	2
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	34	-	9	6
Total increase (decrease) in net assets	34	-	10	6
Net assets at December 31, 2005	34	-	10	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(4)	(1)
Total realized gain (loss) on investments and capital gains distributions	21	-	1	-
Net unrealized appreciation (depreciation) of investments	18	-	35	10
Net increase (decrease) in net assets from operations	36	-	32	9
Changes from principal transactions:				
Premiums	73	1	431	66
Surrenders and withdrawals	(18)	-	(7)	11
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	287	1	175	1
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	342	2	599	78
Total increase (decrease) in net assets	378	2	631	87
Net assets at December 31, 2006	$ 412	$ 2	$ 641	$ 93

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Fidelity® VIP Growth Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(4)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	(39)	-
Net increase (decrease) in net assets from operations	-	-	(43)	-
Changes from principal transactions:				
Premiums	-	2	9	-
Surrenders and withdrawals	-	-	(70)	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	(11)	-
Transfers between Divisions (including fixed account), net	-	-	3,304	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	2	3,232	-
Total increase (decrease) in net assets	-	2	3,189	-
Net assets at December 31, 2005	-	2	3,189	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(30)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	58	-
Net unrealized appreciation (depreciation) of investments	-	9	244	-
Net increase (decrease) in net assets from operations	-	8	272	-
Changes from principal transactions:				
Premiums	5	156	96	4
Surrenders and withdrawals	-	(7)	(926)	-
Policy loans	-	-	5	-
Annuity payments	-	-	-	-
Death benefits	-	-	(7)	-
Transfers between Divisions (including fixed account), net	-	39	(126)	-
Contract charges	-	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	5	188	(959)	4
Total increase (decrease) in net assets	5	196	(687)	4
Net assets at December 31, 2006	$ 5	$ 198	$ 2,502	$ 4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ 2,712	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(38)	-
Total realized gain (loss) on investments and capital gains distributions	(6)	-	591	1
Net unrealized appreciation (depreciation) of investments	-	-	(226)	-
Net increase (decrease) in net assets from operations	(7)	-	327	1
Changes from principal transactions:				
Premiums	2	-	762	5
Surrenders and withdrawals	-	-	(496)	-
Policy loans	-	-	(28)	-
Annuity payments	-	-	-	-
Death benefits	-	-	(5)	-
Transfers between Divisions (including fixed account), net	36	-	1,881	4
Contract charges	-	-	(2)	-
Increase (decrease) in net assets derived from principal transactions	38	-	2,112	9
Total increase (decrease) in net assets	31	-	2,439	10
Net assets at December 31, 2005	31	-	5,151	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(76)	-
Total realized gain (loss) on investments and capital gains distributions	(39)	-	140	-
Net unrealized appreciation (depreciation) of investments	17	1	712	5
Net increase (decrease) in net assets from operations	(23)	1	776	5
Changes from principal transactions:				
Premiums	38	15	786	53
Surrenders and withdrawals	(1)	-	(544)	-
Policy loans	(2)	-	(34)	-
Annuity payments	-	-	-	-
Death benefits	-	-	(1)	-
Transfers between Divisions (including fixed account), net	214	6	(108)	16
Contract charges	-	-	(2)	-
Increase (decrease) in net assets derived from principal transactions	249	21	97	69
Total increase (decrease) in net assets	226	22	873	74
Net assets at December 31, 2006	$ 257	$ 22	$ 6,024	$ 84

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	1	-
Net increase (decrease) in net assets from operations	1	-	1	-
Changes from principal transactions:				
Premiums	1	-	28	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	7	-	35	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	8	-	63	-
Total increase (decrease) in net assets	9	-	64	-
Net assets at December 31, 2005	9	-	64	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(278)	-	(1)	(188)
Total realized gain (loss) on investments and capital gains distributions	(97)	-	1	(128)
Net unrealized appreciation (depreciation) of investments	1,089	1	3	998
Net increase (decrease) in net assets from operations	714	1	3	682
Changes from principal transactions:				
Premiums	1,203	7	17	779
Surrenders and withdrawals	(3,746)	2	3	(2,075)
Policy loans	(72)	-	1	(54)
Annuity payments	-	-	-	-
Death benefits	(31)	-	-	(6)
Transfers between Divisions (including fixed account), net	30,399	-	2	20,586
Contract charges	(10)	-	-	(3)
Increase (decrease) in net assets derived from principal transactions	27,743	9	23	19,227
Total increase (decrease) in net assets	28,457	10	26	19,909
Net assets at December 31, 2006	$ 28,466	$ 10	$ 90	$ 19,909

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ 651	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(75)	-
Total realized gain (loss) on investments and capital gains distributions	1	-	1,445	-
Net unrealized appreciation (depreciation) of investments	1	-	7,764	-
Net increase (decrease) in net assets from operations	2	-	9,134	-
Changes from principal transactions:				
Premiums	24	-	2,713	5
Surrenders and withdrawals	-	-	(4,979)	-
Policy loans	-	-	(16)	-
Annuity payments	-	-	(2)	-
Death benefits	-	-	(155)	-
Transfers between Divisions (including fixed account), net	23	-	45,874	-
Contract charges	-	-	(17)	-
Increase (decrease) in net assets derived from principal transactions	47	-	43,418	5
Total increase (decrease) in net assets	49	-	52,552	5
Net assets at December 31, 2005	49	-	53,203	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(780)	(1)
Total realized gain (loss) on investments and capital gains distributions	3	-	1,600	1
Net unrealized appreciation (depreciation) of investments	9	-	7,741	23
Net increase (decrease) in net assets from operations	12	-	8,561	23
Changes from principal transactions:				
Premiums	4	1	3,895	162
Surrenders and withdrawals	(5)	-	(8,149)	(8)
Policy loans	-	-	(115)	-
Annuity payments	-	-	(2)	-
Death benefits	-	-	(271)	-
Transfers between Divisions (including fixed account), net	106	1	5,594	41
Contract charges	-	-	(21)	-
Increase (decrease) in net assets derived from principal transactions	105	2	931	195
Total increase (decrease) in net assets	117	2	9,492	218
Net assets at December 31, 2006	$ 166	$ 2	$ 62,695	$ 223

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ 1,381	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	9	-	-
Total realized gain (loss) on investments and capital gains distributions	-	29	-	-
Net unrealized appreciation (depreciation) of investments	-	(21)	-	-
Net increase (decrease) in net assets from operations	-	17	-	-
Changes from principal transactions:				
Premiums	-	406	1	-
Surrenders and withdrawals	-	(284)	-	-
Policy loans	-	(5)	-	-
Annuity payments	-	-	-	-
Death benefits	-	(5)	-	-
Transfers between Divisions (including fixed account), net	-	1,614	-	-
Contract charges	-	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	-	1,725	1	-
Total increase (decrease) in net assets	-	1,742	1	-
Net assets at December 31, 2005	-	3,123	1	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	16	-	36
Total realized gain (loss) on investments and capital gains distributions	-	2	-	36
Net unrealized appreciation (depreciation) of investments	7	78	-	4
Net increase (decrease) in net assets from operations	6	96	-	76
Changes from principal transactions:				
Premiums	107	464	41	37
Surrenders and withdrawals	(3)	(928)	2	(1,527)
Policy loans	-	(3)	-	1
Annuity payments	-	-	-	-
Death benefits	-	(1)	-	-
Transfers between Divisions (including fixed account), net	37	746	(2)	1,620
Contract charges	-	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	141	277	41	131
Total increase (decrease) in net assets	147	373	41	207
Net assets at December 31, 2006	$ 147	$ 3,496	$ 42	$ 207

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(326)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	786
Net unrealized appreciation (depreciation) of investments	-	-	-	4,577
Net increase (decrease) in net assets from operations	-	-	-	5,037
Changes from principal transactions:				
Premiums	-	3	-	1,759
Surrenders and withdrawals	-	-	-	(2,509)
Policy loans	-	-	-	(148)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(107)
Transfers between Divisions (including fixed account), net	-	-	-	29,857
Contract charges	-	-	-	(22)
Increase (decrease) in net assets derived from principal transactions	-	3	-	28,830
Total increase (decrease) in net assets	-	3	-	33,867
Net assets at December 31, 2005	-	3	-	33,867
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3)	-	(782)
Total realized gain (loss) on investments and capital gains distributions	-	2	-	2,871
Net unrealized appreciation (depreciation) of investments	5	56	-	245
Net increase (decrease) in net assets from operations	4	55	-	2,334
Changes from principal transactions:				
Premiums	47	508	3	3,833
Surrenders and withdrawals	20	28	-	(7,858)
Policy loans	-	-	-	(100)
Annuity payments	-	-	-	(1)
Death benefits	-	-	-	(169)
Transfers between Divisions (including fixed account), net	2	(1)	3	33,349
Contract charges	-	-	-	(32)
Increase (decrease) in net assets derived from principal transactions	69	535	6	29,022
Total increase (decrease) in net assets	73	590	6	31,356
Net assets at December 31, 2006	$ 73	$ 593	$ 6	$ 65,223

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ 1,535	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(18)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	31	-	2
Net unrealized appreciation (depreciation) of investments	-	112	-	-
Net increase (decrease) in net assets from operations	-	125	-	2
Changes from principal transactions:				
Premiums	4	521	1	1
Surrenders and withdrawals	-	(150)	-	-
Policy loans	-	(6)	-	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	466	5	14
Contract charges	-	(3)	-	-
Increase (decrease) in net assets derived from principal transactions	4	828	6	15
Total increase (decrease) in net assets	4	953	6	17
Net assets at December 31, 2005	4	2,488	6	17
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(32)	-	(8)
Total realized gain (loss) on investments and capital gains distributions	-	67	-	(13)
Net unrealized appreciation (depreciation) of investments	1	289	1	471
Net increase (decrease) in net assets from operations	1	324	1	450
Changes from principal transactions:				
Premiums	12	534	6	286
Surrenders and withdrawals	-	(252)	-	(747)
Policy loans	-	(6)	-	(13)
Annuity payments	-	-	-	-
Death benefits	-	(8)	-	(11)
Transfers between Divisions (including fixed account), net	(7)	75	2	5,787
Contract charges	-	(2)	-	(1)
Increase (decrease) in net assets derived from principal transactions	5	341	8	5,301
Total increase (decrease) in net assets	6	665	9	5,751
Net assets at December 31, 2006	$ 10	$ 3,153	$ 15	$ 5,768

The accompanying notes are an integral part of these financial statements.

71

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ 2,136	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(25)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	-	162	-	-
Net unrealized appreciation (depreciation) of investments	-	(9)	-	7
Net increase (decrease) in net assets from operations	-	128	-	6
Changes from principal transactions:				
Premiums	-	966	1	35
Surrenders and withdrawals	-	(264)	-	-
Policy loans	-	(28)	-	-
Annuity payments	-	-	-	-
Death benefits	-	(3)	-	-
Transfers between Divisions (including fixed account), net	-	1,456	-	272
Contract charges	-	(2)	-	-
Increase (decrease) in net assets derived from principal transactions	-	2,125	1	307
Total increase (decrease) in net assets	-	2,253	1	313
Net assets at December 31, 2005	-	4,389	1	313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(21)	(1)	153
Total realized gain (loss) on investments and capital gains distributions	-	338	3	531
Net unrealized appreciation (depreciation) of investments	-	374	4	457
Net increase (decrease) in net assets from operations	-	691	6	1,141
Changes from principal transactions:				
Premiums	-	911	60	645
Surrenders and withdrawals	-	(658)	(2)	(1,735)
Policy loans	-	(36)	-	(4)
Annuity payments	-	-	-	-
Death benefits	-	(1)	-	(87)
Transfers between Divisions (including fixed account), net	-	437	8	15,655
Contract charges	-	(2)	-	(2)
Increase (decrease) in net assets derived from principal transactions	-	651	66	14,472
Total increase (decrease) in net assets	-	1,342	72	15,613
Net assets at December 31, 2006	$ -	$ 5,731	$ 73	$ 15,926

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2005	$ -	$ 556	$ 197	$ 845
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	-	11	7	14
Net unrealized appreciation (depreciation) of investments	1	(6)	20	21
Net increase (decrease) in net assets from operations	1	6	26	36
Changes from principal transactions:				
Premiums	8	89	173	238
Surrenders and withdrawals	-	(67)	(4)	(58)
Policy loans	-	(3)	(6)	(17)
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	5	(182)	342	207
Contract charges	-	1	-	(1)
Increase (decrease) in net assets derived from principal transactions	13	(162)	505	369
Total increase (decrease) in net assets	14	(156)	531	405
Net assets at December 31, 2005	14	400	728	1,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	(3)	(2)
Total realized gain (loss) on investments and capital gains distributions	1	23	62	138
Net unrealized appreciation (depreciation) of investments	7	21	72	54
Net increase (decrease) in net assets from operations	8	47	131	190
Changes from principal transactions:				
Premiums	89	110	499	453
Surrenders and withdrawals	(1)	(22)	(248)	(1,349)
Policy loans	-	-	(19)	(36)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(5)
Transfers between Divisions (including fixed account), net	33	293	251	1,299
Contract charges	-	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	121	381	482	362
Total increase (decrease) in net assets	129	428	613	552
Net assets at December 31, 2006	$ 143	$ 828	$ 1,341	$ 1,802

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2005	$ 88	$ 1,134	$ 2,440	$ 1,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	(50)	(41)
Total realized gain (loss) on investments and capital gains distributions	10	18	477	328
Net unrealized appreciation (depreciation) of investments	(5)	54	140	(19)
Net increase (decrease) in net assets from operations	4	71	567	268
Changes from principal transactions:				
Premiums	32	308	794	586
Surrenders and withdrawals	(8)	(65)	(640)	(595)
Policy loans	(6)	(2)	(11)	(12)
Annuity payments	-	-	-	-
Death benefits	-	-	(41)	-
Transfers between Divisions (including fixed account), net	(29)	383	4,992	4,047
Contract charges	-	(1)	(1)	-
Increase (decrease) in net assets derived from principal transactions	(11)	623	5,093	4,026
Total increase (decrease) in net assets	(7)	694	5,660	4,294
Net assets at December 31, 2005	81	1,828	8,100	6,103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(31)	(79)	(79)
Total realized gain (loss) on investments and capital gains distributions	3	67	827	524
Net unrealized appreciation (depreciation) of investments	4	396	(96)	354
Net increase (decrease) in net assets from operations	4	432	652	799
Changes from principal transactions:				
Premiums	48	441	1,173	702
Surrenders and withdrawals	(9)	(328)	(1,290)	(992)
Policy loans	(2)	(44)	(31)	(2)
Annuity payments	-	-	-	-
Death benefits	-	(9)	(15)	(14)
Transfers between Divisions (including fixed account), net	93	2,349	1,767	1,824
Contract charges	-	(1)	(2)	(1)
Increase (decrease) in net assets derived from principal transactions	130	2,408	1,602	1,517
Total increase (decrease) in net assets	134	2,840	2,254	2,316
Net assets at December 31, 2006	$ 215	$ 4,668	$ 10,354	$ 8,419

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Net assets at January 1, 2005	$ -	$ -	$ -	$ 38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	2
Net unrealized appreciation (depreciation) of investments	-	-	(5)	1
Net increase (decrease) in net assets from operations	-	-	(6)	2
Changes from principal transactions:				
Premiums	-	-	8	9
Surrenders and withdrawals	-	-	(14)	-
Policy loans	-	-	(1)	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1,093	41
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	1,086	50
Total increase (decrease) in net assets	-	-	1,080	52
Net assets at December 31, 2005	-	-	1,080	90
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	9	6
Net unrealized appreciation (depreciation) of investments	1	1	140	18
Net increase (decrease) in net assets from operations	1	1	149	24
Changes from principal transactions:				
Premiums	8	18	117	31
Surrenders and withdrawals	5	1	(169)	(18)
Policy loans	-	-	(13)	-
Annuity payments	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	2	-	(15)	180
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	15	19	(80)	193
Total increase (decrease) in net assets	16	20	69	217
Net assets at December 31, 2006	$ 16	$ 20	$ 1,149	$ 307

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class I
Net assets at January 1, 2005	$ 13,321	$ 25,772	$ 38,521	$ 952
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	342	258	(511)	23
Total realized gain (loss) on investments and capital gains distributions	(22)	4,335	461	112
Net unrealized appreciation (depreciation) of investments	(287)	(2,636)	3,060	115
Net increase (decrease) in net assets from operations	33	1,957	3,010	250
Changes from principal transactions:				
Premiums	528	2,230	2,876	458
Surrenders and withdrawals	(1,322)	(3,274)	(4,309)	(266)
Policy loans	(16)	(93)	(37)	5
Annuity payments	-	-	-	-
Death benefits	(1)	(66)	(68)	-
Transfers between Divisions (including fixed account), net	(7,063)	272	(3,126)	1,015
Contract charges	-	(9)	(22)	(1)
Increase (decrease) in net assets derived from principal transactions	(7,874)	(940)	(4,686)	1,211
Total increase (decrease) in net assets	(7,841)	1,017	(1,676)	1,461
Net assets at December 31, 2005	5,480	26,789	36,845	2,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	297	280	(506)	39
Total realized gain (loss) on investments and capital gains distributions	(27)	3,000	1,224	702
Net unrealized appreciation (depreciation) of investments	146	3,442	1,481	323
Net increase (decrease) in net assets from operations	416	6,722	2,199	1,064
Changes from principal transactions:				
Premiums	415	1,846	2,419	591
Surrenders and withdrawals	(1,075)	(4,857)	(5,584)	(519)
Policy loans	(30)	(84)	(72)	(32)
Annuity payments	-	-	-	-
Death benefits	(12)	(92)	(44)	-
Transfers between Divisions (including fixed account), net	631	(2,237)	(2,002)	1,434
Contract charges	-	(7)	(16)	(1)
Increase (decrease) in net assets derived from principal transactions	(71)	(5,431)	(5,299)	1,473
Total increase (decrease) in net assets	345	1,291	(3,100)	2,537
Net assets at December 31, 2006	$ 5,825	$ 28,080	$ 33,745	$ 4,950

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I
Net assets at January 1, 2005	$ 22,696	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(291)	-	1	-
Total realized gain (loss) on investments and capital gains distributions	1,328	-	-	-
Net unrealized appreciation (depreciation) of investments	403	-	(1)	-
Net increase (decrease) in net assets from operations	1,440	-	-	-
Changes from principal transactions:				
Premiums	1,707	27	4	34
Surrenders and withdrawals	(2,275)	-	-	-
Policy loans	(65)	-	-	-
Annuity payments	-	-	-	-
Death benefits	(52)	-	-	-
Transfers between Divisions (including fixed account), net	(2,483)	5	20	(34)
Contract charges	(20)	-	-	-
Increase (decrease) in net assets derived from principal transactions	(3,188)	32	24	-
Total increase (decrease) in net assets	(1,748)	32	24	-
Net assets at December 31, 2005	20,948	32	24	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(290)	(14)	25	(2)
Total realized gain (loss) on investments and capital gains distributions	1,718	1	-	4
Net unrealized appreciation (depreciation) of investments	733	87	(4)	4
Net increase (decrease) in net assets from operations	2,161	74	21	6
Changes from principal transactions:				
Premiums	1,376	30	157	1,138
Surrenders and withdrawals	(3,157)	(171)	(12)	14
Policy loans	(49)	(2)	(5)	(16)
Annuity payments	-	-	-	-
Death benefits	(45)	(12)	-	-
Transfers between Divisions (including fixed account), net	(1,376)	1,633	577	(903)
Contract charges	(12)	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	(3,263)	1,477	717	233
Total increase (decrease) in net assets	(1,102)	1,551	738	239
Net assets at December 31, 2006	$ 19,846	$ 1,583	$ 762	$ 239

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Natural Resources Trust	Janus Aspen Series International Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Net assets at January 1, 2005	$ 945	$ 21,227	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(52)	(43)	1	-
Total realized gain (loss) on investments and capital gains distributions	929	4,640	8	22
Net unrealized appreciation (depreciation) of investments	449	1,170	(7)	(15)
Net increase (decrease) in net assets from operations	1,326	5,767	2	7
Changes from principal transactions:				
Premiums	339	1,384	38	47
Surrenders and withdrawals	(745)	(2,308)	(7)	(4)
Policy loans	(23)	(22)	-	-
Annuity payments	-	-	-	-
Death benefits	-	(29)	-	-
Transfers between Divisions (including fixed account), net	3,481	(2,303)	103	398
Contract charges	(1)	(10)	1	1
Increase (decrease) in net assets derived from principal transactions	3,051	(3,288)	135	442
Total increase (decrease) in net assets	4,377	2,479	137	449
Net assets at December 31, 2005	5,322	23,706	137	449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(102)	(123)	4	(6)
Total realized gain (loss) on investments and capital gains distributions	1,252	11,589	27	88
Net unrealized appreciation (depreciation) of investments	(88)	(5,500)	23	19
Net increase (decrease) in net assets from operations	1,062	5,966	54	101
Changes from principal transactions:				
Premiums	933	465	84	195
Surrenders and withdrawals	(1,124)	(906)	(45)	(40)
Policy loans	(19)	(69)	(22)	(2)
Annuity payments	-	-	-	-
Death benefits	-	(3)	-	-
Transfers between Divisions (including fixed account), net	2,120	(29,155)	563	480
Contract charges	(3)	(4)	-	-
Increase (decrease) in net assets derived from principal transactions	1,907	(29,672)	580	633
Total increase (decrease) in net assets	2,969	(23,706)	634	734
Net assets at December 31, 2006	$ 8,291	$ -	$ 771	$ 1,183

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2005	$ 12,146	$ 17,275	$ 2,904	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	152	(83)	(42)	-
Total realized gain (loss) on investments and capital gains distributions	(56)	1,124	125	-
Net unrealized appreciation (depreciation) of investments	(94)	1,981	85	-
Net increase (decrease) in net assets from operations	2	3,022	168	-
Changes from principal transactions:				
Premiums	1,006	1,510	421	3
Surrenders and withdrawals	(1,524)	(3,826)	(289)	-
Policy loans	(26)	(37)	(34)	-
Annuity payments	-	-	-	-
Death benefits	(9)	(163)	-	-
Transfers between Divisions (including fixed account), net	557	2,708	85	-
Contract charges	(4)	(9)	(3)	-
Increase (decrease) in net assets derived from principal transactions	-	183	180	3
Total increase (decrease) in net assets	2	3,205	348	3
Net assets at December 31, 2005	12,148	20,480	3,252	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(98)	(40)	(1)
Total realized gain (loss) on investments and capital gains distributions	(393)	6,060	223	-
Net unrealized appreciation (depreciation) of investments	483	(4,539)	188	7
Net increase (decrease) in net assets from operations	40	1,423	371	6
Changes from principal transactions:				
Premiums	343	489	381	77
Surrenders and withdrawals	(642)	(866)	(415)	(5)
Policy loans	18	(7)	22	-
Annuity payments	-	-	-	-
Death benefits	-	-	(2)	-
Transfers between Divisions (including fixed account), net	(11,906)	(21,517)	(192)	25
Contract charges	(1)	(2)	(1)	-
Increase (decrease) in net assets derived from principal transactions	(12,188)	(21,903)	(207)	97
Total increase (decrease) in net assets	(12,148)	(20,480)	164	103
Net assets at December 31, 2006	$ -	$ -	$ 3,416	$ 106

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio
Net assets at January 1, 2005	$ 770	$ -	$ 1,926	$ 5,721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	-	32	(59)
Total realized gain (loss) on investments and capital gains distributions	9	-	5	673
Net unrealized appreciation (depreciation) of investments	(23)	-	(36)	(326)
Net increase (decrease) in net assets from operations	13	-	1	288
Changes from principal transactions:				
Premiums	397	27	162	570
Surrenders and withdrawals	(255)	(1)	(40)	(662)
Policy loans	(8)	-	(2)	(11)
Annuity payments	-	-	-	-
Death benefits	(43)	-	-	(30)
Transfers between Divisions (including fixed account), net	967	22	(1,065)	(53)
Contract charges	(2)	-	(1)	(2)
Increase (decrease) in net assets derived from principal transactions	1,056	48	(946)	(188)
Total increase (decrease) in net assets	1,069	48	(945)	100
Net assets at December 31, 2005	1,839	48	981	5,821
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	7	46	(1)
Total realized gain (loss) on investments and capital gains distributions	12	3	10	947
Net unrealized appreciation (depreciation) of investments	(71)	65	25	(576)
Net increase (decrease) in net assets from operations	(9)	75	81	370
Changes from principal transactions:				
Premiums	248	156	213	151
Surrenders and withdrawals	(338)	(6)	(131)	(254)
Policy loans	(3)	(3)	(2)	(3)
Annuity payments	-	-	-	-
Death benefits	-	-	-	(4)
Transfers between Divisions (including fixed account), net	(204)	807	209	(6,081)
Contract charges	(1)	-	-	-
Increase (decrease) in net assets derived from principal transactions	(298)	954	289	(6,191)
Total increase (decrease) in net assets	(307)	1,029	370	(5,821)
Net assets at December 31, 2006	$ 1,532	$ 1,077	$ 1,351	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Premier VIT OpCap Global Equity Portfolio	Premier VIT OpCap Managed Portfolio	Premier VIT OpCap Small Cap Portfolio	Wanger Select
Net assets at January 1, 2005	$ 5,205	$ 18,632	$ 30,151	$ 1,007
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(62)	(38)	(365)	(19)
Total realized gain (loss) on investments and capital gains distributions	232	1,546	4,937	105
Net unrealized appreciation (depreciation) of investments	195	(822)	(5,258)	58
Net increase (decrease) in net assets from operations	365	686	(686)	144
Changes from principal transactions:				
Premiums	789	1,288	2,197	170
Surrenders and withdrawals	(591)	(2,588)	(3,926)	(122)
Policy loans	(9)	(47)	(66)	3
Annuity payments	-	-	-	-
Death benefits	(118)	(50)	(135)	-
Transfers between Divisions (including fixed account), net	819	(1,215)	(3,037)	149
Contract charges	(3)	(7)	(11)	1
Increase (decrease) in net assets derived from principal transactions	887	(2,619)	(4,978)	201
Total increase (decrease) in net assets	1,252	(1,933)	(5,664)	345
Net assets at December 31, 2005	6,457	16,699	24,487	1,352
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	210	(119)	(19)
Total realized gain (loss) on investments and capital gains distributions	1,729	1,490	6,018	82
Net unrealized appreciation (depreciation) of investments	(1,076)	(1,107)	(1,682)	272
Net increase (decrease) in net assets from operations	679	593	4,217	335
Changes from principal transactions:				
Premiums	208	434	748	272
Surrenders and withdrawals	(296)	(552)	(1,160)	(289)
Policy loans	-	(22)	(20)	(8)
Annuity payments	-	-	-	-
Death benefits	(3)	(4)	(2)	(1)
Transfers between Divisions (including fixed account), net	(7,044)	(17,147)	(28,267)	980
Contract charges	(1)	(1)	(3)	-
Increase (decrease) in net assets derived from principal transactions	(7,136)	(17,292)	(28,704)	954
Total increase (decrease) in net assets	(6,457)	(16,699)	(24,487)	1,289
Net assets at December 31, 2006	$ -	$ -	$ -	$ 2,641

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Wanger U.S. Smaller Companies
Net assets at January 1, 2005	$ 421
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(12)
Total realized gain (loss) on investments and capital gains distributions	43
Net unrealized appreciation (depreciation) of investments	73
Net increase (decrease) in net assets from operations	104
Changes from principal transactions:	
Premiums	209
Surrenders and withdrawals	(70)
Policy loans	-
Annuity payments	-
Death benefits	-
Transfers between Divisions (including fixed account), net	650
Contract charges	(1)
Increase (decrease) in net assets derived from principal transactions	788
Total increase (decrease) in net assets	892
Net assets at December 31, 2005	1,313
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(20)
Total realized gain (loss) on investments and capital gains distributions	102
Net unrealized appreciation (depreciation) of investments	15
Net increase (decrease) in net assets from operations	97
Changes from principal transactions:	
Premiums	438
Surrenders and withdrawals	(238)
Policy loans	(5)
Annuity payments	-
Death benefits	-
Transfers between Divisions (including fixed account), net	156
Contract charges	(1)
Increase (decrease) in net assets derived from principal transactions	350
Total increase (decrease) in net assets	447
Net assets at December 31, 2006	$ 1,760

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

1. Organization

ReliaStar Life Insurance Company Separate Account N (the "Account"), formerly Northern Life Separate Account One, was established by Northern Life Insurance Company ("Northern Life") to support the operations of variable annuity contracts ("Contracts"). In 2002, Northern Life merged with ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company"). The Company is an indirect wholly owned subsidiary ING America Insurance Holding Inc. ("ING AIH"). ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ReliaStar Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or a fixed account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2006, the Account had 108 investment divisions (the "Divisions"), 15 of which invest in independently managed mutual funds and 93 of which invest in mutual funds advised by affiliates, either ING Investments, LLC or Directed Services, LLC. The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2006, and related Trusts are as follows:

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond
    Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2*
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class*
  ING BlackRock Large Cap Growth
    Portfolio - Service 2 Class**
  ING FMR^{SM} Diversified Mid Cap
    Portfolio - Institutional Class**
  ING FMR^{SM} Diversified Mid Cap
    Portfolio - Service Class*

ING Investors Trust (continued):
  ING FMR^{SM} Large Cap Growth
    Portfolio - Institutional Class**
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class*
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class*
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class*
  ING Legg Mason Value
    Portfolio - Institutional Class*
  ING Legg Mason Value Portfolio - Service 2 Class**
  ING Limited Maturity Bond
    Portfolio - Service Class*
  ING Liquid Assets Portfolio - Institutional Class*
  ING Lord Abbett Affiliated
    Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Service Class*
  ING Marsico Growth Portfolio - Service 2 Class*

ING Investors Trust (continued):
  ING Marsico International Opportunities
    Portfolio - Institutional Class*
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class**
  ING Pioneer Fund Portfolio - Service Class*
  ING Pioneer Mid Cap Value
    Portfolio - Service Class*
  ING Stock Index Portfolio - Institutional Class*
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class*
  ING T. Rowe Price Equity Income
    Portfolio - Service Class
  ING T. Rowe Price Equity Income
    Portfolio - Service 2 Class*
  ING Van Kampen Growth and Income
    Portfolio - Service Class*
  ING Van Kampen Growth and Income
    Portfolio - Service 2 Class**
  ING VP Index Plus International Equity
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class*
  ING American Century Large Company Value
    Portfolio - Service Class**
  ING American Century Select
    Portfolio - Initial Class*
  ING American Century Select
    Portfolio - Service Class**
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class*
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Baron Small Cap Growth
    Portfolio - Service Class*
  ING Davis Venture Value Portfolio - Initial Class*
  ING Davis Venture Value Portfolio - Service Class**
  ING Fidelity® VIP Contrafund®
    Portfolio - Service Class*
  ING Fidelity® VIP Equity-Income
    Portfolio - Service Class*
  ING Fidelity® VIP Growth Portfolio - Service Class*
  ING Fidelity® VIP Mid Cap
    Portfolio - Service Class*
  ING Fundamental Research Portfolio - Initial Class*
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class**
  ING JPMorgan International Portfolio - Initial Class*
  ING JPMorgan International
    Portfolio - Service Class**
  ING JPMorgan Mid Cap Value
    Portfolio - Initial Class
  ING JPMorgan Mid Cap Value
    Portfolio - Service Class*

ING Partners, Inc. (continued):
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class*
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class**
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Initial Class*
  ING Neuberger Berman Partners
    Portfolio - Initial Class**
  ING OpCap Balanced Value Portfolio - Initial Class*
  ING OpCap Balanced Value
    Portfolio - Service Class**
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class*
  ING Oppenheimer Strategic Income
    Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class*
  ING Pioneer High Yield Portfolio - Initial Class**
  ING Solution 2015 Portfolio - Service Class**
  ING Solution 2025 Portfolio - Service Class*
  ING Solution Income Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class*
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class*
  ING T. Rowe Price Growth Equity
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity
    Portfolio - Service Class*
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class*
  ING UBS U.S. Large Cap Equity
    Portfolio - Service Class**
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Comstock
    Portfolio - Service Class*
  ING Van Kampen Equity and Income
    Portfolio - Initial Class*
  ING Van Kampen Equity and Income
    Portfolio - Service Class*
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative
    Portfolio - Class I
  ING VP Strategic Allocation Growth
    Portfolio - Class I
  ING VP Strategic Allocation Moderate
    Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I**
  ING VP Small Company Portfolio - Class I*
  ING VP Value Opportunity Portfolio - Class I*

ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class I
   ING VP High Yield Bond Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I*
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I*
ING VP Money Market Portfolio:
   ING VP Money Market Portfolio - Class I**
ING VP Natural Resources Trust:
   ING VP Natural Resources Trust
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Growth and Income
     Portfolio - Class VC*
   Lord Abbett Series Fund - Mid-Cap Value
     Portfolio - Class VC*

Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small Cap Fund®/VA*
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I*
   Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
   Wanger Select
   Wanger U.S. Smaller Companies

*   Division became available in 2005
**   Division became available in 2006

The names of certain Divisions and Trusts were changed during 2006. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Mercury Large Cap Growth Portfolio - Service 2 Class
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class
ING American Century Small-Mid Cap Value Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Initial Class
ING JPMorgan International Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class
ING Legg Mason Partners Large Cap Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Service Class
ING Thornburg Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class I

During 2006, the following Divisions were closed to contractowners:

AIM V.I. Demographic Trends Fund - Series I Shares
Alger American Growth Portfolio - Class O
Alger American Leveraged AllCap Portfolio - Class O
Alger American MidCap Growth Portfolio - Class O
Alger American Small Capitalization Portfolio - Class O
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® VIP Asset Manager Growth®
   Portfolio - Initial Class
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class

Fidelity® VIP Growth Opportunities
   Portfolio - Initial Class
Janus Aspen Series International Growth
   Portfolio - Institutional Shares
Neuberger Berman AMT Limited Maturity Bond
   Portfolio® - Class I
Neuberger Berman AMT Partners Portfolio® - Class I
Premier VIT OpCap Equity Portfolio
Premier VIT OpCap Global Equity Portfolio
Premier VIT OpCap Managed Portfolio
Premier VIT OpCap Small Cap Portfolio

The following Divisions were available to contractowners during 2006, but did not have any activity as of December 31, 2006:

ING Legg Mason Partners Large Cap Growth Portfolio - Service Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Service Class
ING Thornburg Value Portfolio - Service Class
ING VP Growth and Income Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus International Equity Portfolio - Institutional Class

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life). Any net unsettled transactions as of the reporting date are included in Due to and related parties on the Statements of Assets and Liabilities.

3. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ReliaStar Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.40% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.20% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $35 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.0% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

4.   **Related Party Transactions**

During the year ended December 31, 2006, management fees were paid indirectly to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The Funds' advisory agreement provided for a fee at annual rates ranging from 0.00% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING VP Money Market Portfolio and ING VP Natural Resources Trust. The Funds' advisory agreement provided for a fee at annual rates ranging from 0.25% to 1.00% of the average net assets of each respective Fund of the Trust.

In addition, management and service fees were paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. As a result of this action, the functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ending December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Demographic Trends Fund - Series I Shares	$ 76	$ 4,160	$ 95	$ 3,258
Alger American Fund:				
Alger American Growth Portfolio - Class O	343	46,246	443	11,166
Alger American Leveraged AllCap Portfolio - Class O	609	34,074	252	5,991
Alger American MidCap Growth Portfolio - Class O	624	40,184	2,802	7,953
Alger American Small Capitalization Portfolio - Class O	404	16,445	1,196	2,858
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	10,592	12,903	5,454	8,097
Fidelity® VIP Growth Portfolio - Initial Class	796	46,825	1,023	8,388
Fidelity® VIP Money Market Portfolio - Initial Class	12,064	13,309	27,473	28,645
Fidelity® VIP Overseas Portfolio - Initial Class	21	1,045	16	262
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class	490	16,697	753	4,247
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	55	1,800	57	314
Fidelity® VIP Contrafund® Portfolio - Initial Class	13,167	10,320	5,930	7,047
Fidelity® VIP Index 500 Portfolio - Initial Class	3,510	15,752	7,935	18,801
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	3,205	5,109	14,461	14,828
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Growth Opportunities Portfolio - Initial Class	160	2,572	491	683
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	1,032	109	368	117
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	590	152	69	62
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	12	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	-	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	743	84	32	-
ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	90,961	13,072	-	-
ING JPMorgan Emerging Markets Equity				
Portfolio - Service Class	4,597	2,081	2,870	1,240
ING JPMorgan Small Cap Core Equity				
Portfolio - Institutional Class	44,088	5,601	108	30
ING Julius Baer Foreign Portfolio - Service Class	10,138	6,261	6,139	4,949
ING Julius Baer Foreign Portfolio - Service 2 Class	197	6	6	-
ING Legg Mason Value Portfolio - Institutional Class	379	324	903	289
ING Legg Mason Value Portfolio - Service 2 Class	26	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	17,120	7,073	111	53
ING Liquid Assets Portfolio - Institutional Class	6,832	8,155	5,139	3,697
ING Lord Abbett Affiliated Portfolio - Institutional Class	117	-	-	-
ING Marsico Growth Portfolio - Service Class	376	205	364	107
ING Marsico Growth Portfolio - Service 2 Class	5	-	4	-
ING Marsico International Opportunities				
Portfolio - Institutional Class	35,283	7,483	1,249	1,113
ING MFS Total Return Portfolio - Service Class	1,068	1,861	3,531	841

| | Year Ending December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Service 2 Class	$ 36	$ -	$ -	$ -
ING Pioneer Fund Portfolio - Service Class	55	2	-	-
ING Pioneer Mid Cap Value Portfolio - Service Class	45	39	59	10
ING Stock Index Portfolio - Institutional Class	236	39	108	86
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,728	594	2,504	365
ING T. Rowe Price Equity Income Portfolio - Service Class	1,218	877	2,495	1,368
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	195	7	11	-
ING Van Kampen Growth and Income Portfolio - Service Class	24,654	3,842	142	-
ING Van Kampen Growth and Income Portfolio - Service 2 Class	28	3	-	-
ING VP Index Plus International Equity Portfolio - Service Class	1,123	118	-	-
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	108	18	64	21
ING American Century Large Company Value Portfolio - Service Class	6	-	-	-
ING American Century Select Portfolio - Initial Class	615	3,277	24,856	3,016
ING American Century Select Portfolio - Service Class	8	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Initial Class	469	460	930	452
ING American Century Small-Mid Cap Value Portfolio - Service Class	4	-	4	-
ING Baron Small Cap Growth Portfolio - Initial Class	1,312	628	3,555	2,578
ING Baron Small Cap Growth Portfolio - Service Class	45	1	-	-
ING Davis Venture Value Portfolio - Initial Class	384	24	34	-
ING Davis Venture Value Portfolio - Service Class	2	-	-	-
ING Fidelity® VIP Contrafund® Portfolio - Service Class	613	19	14	5
ING Fidelity® VIP Equity-Income Portfolio - Service Class	78	1	9	4
ING Fidelity® VIP Growth Portfolio - Service Class	5	-	-	-
ING Fidelity® VIP Mid Cap Portfolio - Service Class	218	32	2	-
ING Fundamental Research Portfolio - Initial Class	119	1,068	3,327	99
ING Goldman Sachs® Capital Growth Portfolio - Service Class	4	-	-	-
ING JPMorgan International Portfolio - Initial Class	4,105	3,856	1,772	1,735
ING JPMorgan International Portfolio - Service Class	21	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	794	735	3,588	1,153
ING JPMorgan Mid Cap Value Portfolio - Service Class	71	1	10	-
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	32,368	4,902	63	55
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	9	-	-	-
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	65	42	64	-
ING Neuberger Berman Partners Portfolio - Initial Class	22,910	3,870	-	-
ING OpCap Balanced Value Portfolio - Initial Class	162	58	71	24
ING OpCap Balanced Value Portfolio - Service Class	2	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	7,634	7,393	49,824	5,568
ING Oppenheimer Global Portfolio - Service Class	202	8	8	3
ING Oppenheimer Strategic Income Portfolio - Service Class	146	6	-	-

	Year Ending December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING PIMCO Total Return Portfolio - Initial Class	$ 2,227	$ 1,934	$ 2,137	$ 376
ING PIMCO Total Return Portfolio - Service Class	46	5	2	1
ING Pioneer High Yield Portfolio - Initial Class	1,781	1,614	-	-
ING Solution 2015 Portfolio - Service Class	69	-	-	-
ING Solution 2025 Portfolio - Service Class	547	14	3	-
ING Solution Income Portfolio - Service Class	6	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	39,124	9,428	31,739	2,658
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	8	3	7	3
ING T. Rowe Price Growth Equity Portfolio - Initial Class	628	314	1,011	200
ING T. Rowe Price Growth Equity Portfolio - Service Class	10	3	7	1
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	6,211	919	68	54
ING UBS U.S. Large Cap Equity Portfolio - Service Class	-	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	1,592	725	2,506	271
ING Van Kampen Comstock Portfolio - Service Class	70	2	2	1
ING Van Kampen Equity and Income Portfolio - Initial Class	17,059	1,892	314	9
ING Van Kampen Equity and Income Portfolio - Service Class	124	2	15	1
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	493	94	169	330
ING VP Strategic Allocation Growth Portfolio - Class I	844	353	567	63
ING VP Strategic Allocation Moderate Portfolio - Class I	1,965	1,572	641	271
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class I	228	102	270	283
ING VP Index Plus LargeCap Portfolio - Class I	2,860	482	893	272
ING VP Index Plus MidCap Portfolio - Class I	4,713	2,482	6,793	1,411
ING VP Index Plus SmallCap Portfolio - Class I	3,747	1,906	5,803	1,626
ING VP International Equity Portfolio - Class I	22	8	-	-
ING VP Small Company Portfolio - Class I	19	-	-	-
ING VP Value Opportunity Portfolio - Class I	121	202	1,096	11
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	230	36	64	15
ING VP High Yield Bond Portfolio - Class I	3,967	3,755	8,335	15,684
ING VP International Value Portfolio - Class I	5,805	9,519	17,741	16,878
ING VP MidCap Opportunities Portfolio - Class I	645	6,448	919	6,115
ING VP Real Estate Portfolio - Class I	4,431	2,844	2,105	870
ING VP SmallCap Opportunities Portfolio - Class I	177	3,729	247	3,725
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	1,871	408	32	-
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	771	29	53	29
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	1,135	903	34	34

| | Year Ending December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING VP Natural Resources Trust:				
ING VP Natural Resources Trust	$ 5,329	$ 2,884	$ 8,217	$ 5,089
Janus Aspen Series:				
Janus Aspen Series International Growth				
Portfolio - Institutional Shares	5,139	34,935	12,377	15,707
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income				
Portfolio - Class VC	702	94	184	40
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	799	84	503	42
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Limited Maturity Bond				
Portfolio® - Class I	3,575	15,814	2,942	2,788
Neuberger Berman AMT Partners Portfolio® - Class I	1,494	23,496	6,688	6,582
Neuberger Berman AMT Socially Responsive				
Portfolio® - Class I	344	548	611	464
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA	102	6	5	2
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	638	845	1,930	827
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	975	12	48	1
Pioneer High Yield VCT Portfolio - Class I	806	456	2,265	3,156
Premier VIT:				
Premier VIT OpCap Equity Portfolio	497	6,345	2,599	2,847
Premier VIT OpCap Global Equity Portfolio	1,055	7,493	1,800	975
Premier VIT OpCap Managed Portfolio	2,273	17,590	3,167	5,255
Premier VIT OpCap Small Cap Portfolio	1,860	29,265	6,176	7,702
Wanger Advisors Trust:				
Wanger Select	1,353	374	959	706
Wanger U.S. Smaller Companies	815	437	1,260	484

6. Changes in Units

The net changes in units outstanding follow:

	Year Ending December 31					
	2006			2005		
	Units Issued	Units Redeemed	Net Units Issued (Redeemed)	Units Issued	Units Redeemed	Net Units Issued (Redeemed)
AIM Variable Insurance Funds:						
AIM V.I. Demographic Trends Fund - Series I Shares	14,706	732,043	(717,337)	21,884	644,036	(622,152)
Alger American Fund:						
Alger American Growth Portfolio - Class O	17,803	2,279,772	(2,261,969)	21,391	576,542	(555,151)
Alger American Leveraged AllCap Portfolio - Class O	25,924	1,352,521	(1,326,597)	14,697	264,854	(250,157)
Alger American MidCap Growth Portfolio - Class O	24,292	1,472,320	(1,448,028)	61,961	322,177	(260,216)
Alger American Small Capitalization Portfolio - Class O	32,354	1,183,899	(1,151,545)	107,143	252,613	(145,470)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	41,628	533,086	(491,458)	112,145	366,339	(254,194)
Fidelity® VIP Growth Portfolio - Initial Class	36,720	2,593,354	(2,556,634)	53,973	480,075	(426,102)
Fidelity® VIP Money Market Portfolio - Initial Class	893,052	1,021,161	(128,109)	2,140,585	2,244,018	(103,433)
Fidelity® VIP Overseas Portfolio - Initial Class	346	52,548	(52,202)	314	15,847	(15,533)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class	11,268	929,853	(918,585)	391	17,071	(16,680)
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	525	98,925	(98,400)	23,940	248,378	(224,438)
Fidelity® VIP Contrafund® Portfolio - Initial Class	132,526	319,552	(187,026)	251,571	246,873	4,698
Fidelity® VIP Index 500 Portfolio - Initial Class	69,286	633,404	(564,118)	295,017	844,497	(549,480)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	172,072	361,420	(189,348)	983,048	1,093,667	(110,619)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Growth Opportunities Portfolio - Initial Class	19,024	325,974	(306,950)	67,842	93,173	(25,331)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	84,583	9,127	75,456	33,828	10,629	23,199

| | Year Ending December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Units Issued (Redeemed)	Units Issued	Units Redeemed	Net Units Issued (Redeemed)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	41,345	11,623	29,722	5,445	4,713	732
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	994	1	993	-	-	-
ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class	28	27	1	-	-	-
ING FMR^SM Diversified Mid Cap Portfolio - Service Class	56,319	6,586	49,733	2,690	1	2,689
ING FMR^SM Large Cap Growth Portfolio - Institutional Class	8,954,810	1,313,281	7,641,529	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	298,224	142,208	156,016	230,779	102,927	127,852
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	3,299,250	426,900	2,872,350	482,282	402,115	80,167
ING Julius Baer Foreign Portfolio - Service Class	672,957	424,280	248,677	9,295	2,583	6,712
ING Julius Baer Foreign Portfolio - Service 2 Class	14,871	466	14,405	556	1	555
ING Legg Mason Value Portfolio - Institutional Class	33,994	28,324	5,670	80,297	24,926	55,371
ING Legg Mason Value Portfolio - Service 2 Class	2,543	-	2,543	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	1,667,535	695,731	971,804	11,132	5,307	5,825
ING Liquid Assets Portfolio - Institutional Class	667,769	798,780	(131,011)	508,451	366,041	142,410
ING Lord Abbett Affiliated Portfolio - Institutional Class	11,155	(1)	11,156	-	-	-
ING Marsico Growth Portfolio - Service Class	33,523	17,637	15,886	33,230	9,179	24,051
ING Marsico Growth Portfolio - Service 2 Class	481	1	480	446	1	445
ING Marsico International Opportunities Portfolio - Institutional Class	2,511,207	540,435	1,970,772	108,870	96,185	12,685
ING MFS Total Return Portfolio - Service Class	55,348	139,114	(83,766)	264,305	66,260	198,045
ING MFS Total Return Portfolio - Service 2 Class	3,300	5	3,295	-	-	-
ING Pioneer Fund Portfolio - Service Class	4,688	167	4,521	17	-	17
ING Pioneer Mid Cap Value Portfolio - Service Class	4,016	3,358	658	5,531	942	4,589
ING Stock Index Portfolio - Institutional Class	21,453	3,456	17,997	10,605	8,285	2,320
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	384,551	49,949	334,602	231,397	32,915	198,482
ING T. Rowe Price Equity Income Portfolio - Service Class	65,745	56,610	9,135	174,843	98,108	76,735
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	17,334	614	16,720	1,061	1	1,060
ING Van Kampen Growth and Income Portfolio - Service Class	1,955,964	321,459	1,634,505	12,937	6	12,931
ING Van Kampen Growth and Income Portfolio - Service 2 Class	2,354	202	2,152	-	-	-
ING VP Index Plus International Equity Portfolio - Service Class	109,461	11,356	98,105	-	-	-

	Year Ending December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Units Issued (Redeemed)**	**Units Issued**	**Units Redeemed**	**Net Units Issued (Redeemed)**
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	9,050	1,601	7,449	6,122	2,014	4,108
ING American Century Large Company Value Portfolio - Service Class	501	-	501	-	-	-
ING American Century Select Portfolio - Initial Class	43,139	311,913	(268,774)	2,554,727	276,116	2,278,611
ING American Century Select Portfolio - Service Class	892	3	889	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Initial Class	26,348	25,079	1,269	47,927	27,912	20,015
ING American Century Small-Mid Cap Value Portfolio - Service Class	318	1	317	364	1	363
ING Baron Small Cap Growth Portfolio - Initial Class	68,364	33,170	35,194	208,271	149,119	59,152
ING Baron Small Cap Growth Portfolio - Service Class	3,916	92	3,824	45	-	45
ING Davis Venture Value Portfolio - Initial Class	32,096	2,041	30,055	3,105	40	3,065
ING Davis Venture Value Portfolio - Service Class	189	-	189	-	-	-
ING Fidelity® VIP Contrafund® Portfolio - Service Class	50,900	1,493	49,407	1,332	463	869
ING Fidelity® VIP Equity-Income Portfolio - Service Class	6,950	42	6,908	940	356	584
ING Fidelity® VIP Growth Portfolio - Service Class	453	34	419	12	-	12
ING Fidelity® VIP Mid Cap Portfolio - Service Class	17,348	2,414	14,934	135	-	135
ING Fundamental Research Portfolio - Initial Class	7,489	92,085	(84,596)	297,428	8,565	288,863
ING Goldman Sachs® Capital Growth Portfolio - Service Class	392	-	392	-	-	-
ING JPMorgan International Portfolio - Initial Class	340,604	324,315	16,289	169,393	166,645	2,748
ING JPMorgan International Portfolio - Service Class	1,675	-	1,675	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	45,260	40,667	4,593	207,324	70,889	136,435
ING JPMorgan Mid Cap Value Portfolio - Service Class	5,949	102	5,847	915	-	915
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	2,573,956	379,862	2,194,094	5,376	4,597	779
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	842	-	842	-	-	-
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	5,824	3,723	2,101	5,606	15	5,591
ING Neuberger Berman Partners Portfolio - Initial Class	2,223,416	374,709	1,848,707	-	-	-

| | **Year Ending December 31** | | | | | |
| | **2006** | | | **2005** | | |
	Units Issued	Units Redeemed	Net Units Issued (Redeemed)	Units Issued	Units Redeemed	Net Units Issued (Redeemed)
ING Partners, Inc. (continued):						
ING OpCap Balanced Value Portfolio - Initial Class	14,638	5,125	9,513	6,745	2,187	4,558
ING OpCap Balanced Value Portfolio - Service Class	139	-	139	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	419,694	378,395	41,299	3,463,717	336,643	3,127,074
ING Oppenheimer Global Portfolio - Service Class	16,721	610	16,111	743	297	446
ING Oppenheimer Strategic Income Portfolio - Service Class	14,312	540	13,772	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	201,423	175,685	25,738	194,371	34,284	160,087
ING PIMCO Total Return Portfolio - Service Class	4,452	455	3,997	199	83	116
ING Pioneer High Yield Portfolio - Initial Class	173,301	153,730	19,571	-	-	-
ING Solution 2015 Portfolio - Service Class	6,271	11	6,260	-	-	-
ING Solution 2025 Portfolio - Service Class	49,705	956	48,749	240	-	240
ING Solution Income Portfolio - Service Class	586	4	582	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	3,179,763	769,833	2,409,930	3,279,467	231,009	3,048,458
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	691	206	485	635	307	328
ING T. Rowe Price Growth Equity Portfolio - Initial Class	42,878	19,866	23,012	75,015	14,204	60,811
ING T. Rowe Price Growth Equity Portfolio - Service Class	907	224	683	679	93	586
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	531,004	78,020	452,984	6,332	4,771	1,561
ING UBS U.S. Large Cap Equity Portfolio - Service Class	6	-	6	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	84,905	44,262	40,643	164,587	18,084	146,503
ING Van Kampen Comstock Portfolio - Service Class	6,180	168	6,012	194	93	101
ING Van Kampen Equity and Income Portfolio - Initial Class	1,444,925	157,412	1,287,513	29,521	777	28,744
ING Van Kampen Equity and Income Portfolio - Service Class	10,831	142	10,689	1,449	121	1,328
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	37,746	7,144	30,602	13,836	27,668	(13,832)
ING VP Strategic Allocation Growth Portfolio - Class I	56,336	22,786	33,550	41,320	4,422	36,898
ING VP Strategic Allocation Moderate Portfolio - Class I	141,575	111,701	29,874	49,662	21,090	28,572

| | Year Ending December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Units Issued (Redeemed)	Units Issued	Units Redeemed	Net Units Issued (Redeemed)
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class I	18,724	8,336	10,388	25,323	26,689	(1,366)
ING VP Index Plus LargeCap Portfolio - Class I	196,744	31,633	165,111	66,319	19,846	46,473
ING VP Index Plus MidCap Portfolio - Class I	233,977	142,819	91,158	419,200	88,202	330,998
ING VP Index Plus SmallCap Portfolio - Class I	184,016	101,700	82,316	346,093	99,883	246,210
ING VP International Equity Portfolio - Class I	1,698	586	1,112	-	-	-
ING VP Small Company Portfolio - Class I	1,533	2	1,531	29	-	29
ING VP Value Opportunity Portfolio - Class I	10,410	17,554	(7,144)	102,326	1,011	101,315
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	17,707	2,856	14,851	5,515	1,332	4,183
ING VP High Yield Bond Portfolio - Class I	354,427	364,459	(10,032)	785,362	1,568,742	(783,380)
ING VP International Value Portfolio - Class I	174,166	409,462	(235,296)	836,381	886,368	(49,987)
ING VP MidCap Opportunities Portfolio - Class I	96,470	824,316	(727,846)	152,217	869,855	(717,638)
ING VP Real Estate Portfolio - Class I	237,845	155,041	82,804	147,720	59,572	88,148
ING VP SmallCap Opportunities Portfolio - Class I	9,432	144,999	(135,567)	14,926	168,757	(153,831)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	170,338	36,162	134,176	3,006	1	3,005
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	73,600	2,739	70,861	5,217	2,855	2,362
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	109,911	87,186	22,725	3,399	3,399	-
ING VP Natural Resources Trust:						
ING VP Natural Resources Trust	247,999	153,357	94,642	570,511	332,062	238,449
Janus Aspen Series:						
Janus Aspen Series International Growth Portfolio - Institutional Shares	248,515	1,520,324	(1,271,809)	802,874	1,016,497	(213,623)

| | Year Ending December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Units Issued (Redeemed)	Units Issued	Units Redeemed	Net Units Issued (Redeemed)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income						
Portfolio - Class VC	59,247	8,258	50,989	17,078	3,832	13,246
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	64,132	7,258	56,874	45,045	3,924	41,121
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Limited Maturity Bond						
Portfolio® - Class I	290,337	1,272,465	(982,128)	218,712	218,505	207
Neuberger Berman AMT Partners Portfolio® - Class I	101,216	1,516,632	(1,415,416)	494,631	468,998	25,633
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	22,638	37,596	(14,958)	48,205	34,195	14,010
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA	8,511	434	8,077	436	211	225
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	50,248	77,786	(27,538)	173,917	75,776	98,141
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	80,881	990	79,891	4,559	61	4,498
Pioneer High Yield VCT Portfolio - Class I	68,318	41,982	26,336	210,846	300,081	(89,235)
Premier VIT:						
Premier VIT OpCap Equity Portfolio	9,882	441,048	(431,166)	195,741	211,904	(16,163)
Premier VIT OpCap Global Equity Portfolio	22,557	473,785	(451,228)	137,484	70,123	67,361
Premier VIT OpCap Managed Portfolio	18,728	1,356,876	(1,338,148)	202,154	414,126	(211,972)
Premier VIT OpCap Small Cap Portfolio	23,610	1,483,852	(1,460,242)	149,628	464,047	(314,419)
Wanger Advisors Trust:						
Wanger Select	98,840	27,537	71,303	81,560	61,089	20,471
Wanger U.S. Smaller Companies	59,830	32,892	26,938	107,610	40,524	67,086

7.   Unit Summary

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Annuity contracts in payout	57.073	$ 14.95	$ 853
Contracts in accumulation period	2,564,188.828	25.27	64,797,052
	2,564,245.901		$ 64,797,905
Fidelity® VIP Money Market Portfolio - Initial Class			
Annuity contracts in payout	9,686.933	$ 10.25	$ 99,291
Contracts in accumulation period	889,566.268	13.26	11,795,649
	899,253.201		$ 11,894,940
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period	3,421,203.731	$ 30.89	$ 105,680,983
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period	5,170,714.336	$ 24.43	$ 126,320,551
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period	1,602,377.681	$ 13.85	$ 22,192,931
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period	98,654.685	$ 12.66	$ 1,248,968
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period	30,453.528	$ 12.77	$ 388,892
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period	992.991	$ 11.74	$ 11,658
ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period	0.967	$ 9.93	$ 10
ING FMR^SM Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period	52,422.332	$ 13.27	$ 695,644
ING FMR^SM Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period	7,641,529.327	$ 10.10	$ 77,179,446
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period	283,867.710	$ 18.33	$ 5,203,295
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period	2,879,061.717	$ 13.26	$ 38,176,358

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period	497,461.499	$ 16.91	$ 8,412,074
ING Julius Baer Foreign Portfolio - Service 2 Class			
Contracts in accumulation period	14,960.100	$ 14.83	$ 221,858
ING Legg Mason Value Portfolio - Institutional Class			
Contracts in accumulation period	61,041.444	$ 12.11	$ 739,212
ING Legg Mason Value Portfolio - Service 2 Class			
Contracts in accumulation period	2,543.013	$ 11.10	$ 28,227
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period	977,628.365	$ 10.27	$ 10,040,243
ING Liquid Assets Portfolio - Institutional Class			
Contracts in accumulation period	11,398.930	$ 10.49	$ 119,575
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period	11,155.808	$ 10.78	$ 120,260
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period	39,936.729	$ 11.88	$ 474,448
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period	925.636	$ 11.23	$ 10,395
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period	1,983,456.765	$ 15.24	$ 30,227,881
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period	384,646.480	$ 13.84	$ 5,323,507
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period	3,294.735	$ 11.24	$ 37,033
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period	4,538.881	$ 12.64	$ 57,371
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period	5,247.436	$ 12.07	$ 63,337
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period	20,316.698	$ 11.91	$ 241,972
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period	533,084.115	$ 12.45	$ 6,636,897

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period	320,418.896	$ 16.58	$ 5,312,545
ING T. Rowe Price Equity Income Portfolio - Service 2 Class			
Contracts in accumulation period	17,780.026	$ 12.14	$ 215,850
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period	1,647,436.676	$ 12.73	$ 20,971,869
ING Van Kampen Growth and Income Portfolio - Service 2 Class			
Contracts in accumulation period	2,152.051	$ 12.59	$ 27,094
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period	98,105.373	$ 10.85	$ 1,064,443
ING American Century Large Company Value Portfolio - Initial Class			
Contracts in accumulation period	11,556.962	$ 12.53	$ 144,809
ING American Century Large Company Value Portfolio - Service Class			
Contracts in accumulation period	500.890	$ 11.92	$ 5,971
ING American Century Select Portfolio - Initial Class			
Contracts in accumulation period	2,009,837.561	$ 10.12	$ 20,339,556
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period	888.865	$ 9.76	$ 8,675
ING American Century Small-Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period	87,319.232	$ 19.53	$ 1,705,345
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period	680.310	$ 12.53	$ 8,524
ING Baron Small Cap Growth Portfolio - Initial Class			
Contracts in accumulation period	145,532.168	$ 20.23	$ 2,944,116
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period	3,869.613	$ 12.11	$ 46,861
ING Davis Venture Value Portfolio - Initial Class			
Contracts in accumulation period	33,120.168	$ 12.45	$ 412,346
ING Davis Venture Value Portfolio - Service Class			
Contracts in accumulation period	188.868	$ 11.80	$ 2,229

Division/Contract	Units	Unit Value	Extended Value
ING Fidelity® VIP Contrafund® Portfolio - Service Class			
Contracts in accumulation period	50,276.242	$ 12.75	$ 641,022
ING Fidelity® VIP Equity-Income Portfolio - Service Class			
Contracts in accumulation period	7,491.520	$ 12.44	$ 93,195
ING Fidelity® VIP Growth Portfolio - Service Class			
Contracts in accumulation period	430.708	$ 11.08	$ 4,772
ING Fidelity® VIP Mid Cap Portfolio - Service Class			
Contracts in accumulation period	15,069.394	$ 13.11	$ 197,560
ING Fundamental Research Portfolio - Initial Class			
Contracts in accumulation period	204,267.064	$ 12.25	$ 2,502,272
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Contracts in accumulation period	392.134	$ 10.85	$ 4,255
ING JPMorgan International Portfolio - Initial Class			
Contracts in accumulation period	19,037.800	$ 13.50	$ 257,010
ING JPMorgan International Portfolio - Service Class			
Contracts in accumulation period	1,675.404	$ 13.35	$ 22,367
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period	317,559.481	$ 18.97	$ 6,024,103
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period	6,761.507	$ 12.48	$ 84,384
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Contracts in accumulation period	2,194,873.357	$ 12.97	$ 28,467,507
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period	841.590	$ 12.07	$ 10,158
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class			
Contracts in accumulation period	7,692.280	$ 11.74	$ 90,307
ING Neuberger Berman Partners Portfolio - Initial Class			
Contracts in accumulation period	1,848,706.535	$ 10.77	$ 19,910,569
ING OpCap Balanced Value Portfolio - Initial Class			
Contracts in accumulation period	14,070.698	$ 11.78	$ 165,753
ING OpCap Balanced Value Portfolio - Service Class			
Contracts in accumulation period	139.143	$ 11.22	$ 1,561

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Annuity contracts in payout	122.275	$ 13.52	$ 1,653
Contracts in accumulation period	3,211,989.919	19.52	62,698,043
	3,212,112.194		$ 62,699,696
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period	16,557.353	$ 13.47	$ 223,028
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period	13,771.690	$ 10.68	$ 147,082
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period	314,915.555	$ 11.10	$ 3,495,563
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period	4,113.333	$ 10.33	$ 42,491
ING Pioneer High Yield Portfolio - Initial Class			
Contracts in accumulation period	19,570.830	$ 10.56	$ 206,668
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period	6,259.805	$ 11.66	$ 72,989
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period	48,989.612	$ 12.10	$ 592,774
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period	582.094	$ 10.90	$ 6,345
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Annuity contracts in payout	67.801	$ 11.49	$ 779
Contracts in accumulation period	5,458,319.592	11.95	65,226,919
	5,458,387.393		$ 65,227,698
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period	813.327	$ 11.85	$ 9,638
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Contracts in accumulation period	194,622.762	$ 16.20	$ 3,152,889
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period	1,268.998	$ 11.85	$ 15,038
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period	454,544.898	$ 12.69	$ 5,768,175
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period	6.464	$ 12.20	$ 79

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period	332,435.614	$ 17.24	$ 5,731,190
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period	6,112.715	$ 11.89	$ 72,680
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period	1,316,257.040	$ 12.10	$ 15,926,710
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period	12,017.284	$ 11.93	$ 143,366
ING VP Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period	63,297.278	$ 13.08	$ 827,928
ING VP Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period	85,076.054	$ 15.76	$ 1,340,799
ING VP Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period	124,545.312	$ 14.47	$ 1,802,171
ING VP Global Science and Technology Portfolio - Class I			
Contracts in accumulation period	17,294.326	$ 12.46	$ 215,487
ING VP Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period	296,021.588	$ 15.77	$ 4,668,260
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period	585,358.889	$ 17.69	$ 10,354,999
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period	441,518.415	$ 19.07	$ 8,419,756
ING VP International Equity Portfolio - Class I			
Contracts in accumulation period	1,111.710	$ 14.36	$ 15,964
ING VP Small Company Portfolio - Class I			
Contracts in accumulation period	1,560.304	$ 13.02	$ 20,315
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period	94,171.141	$ 12.20	$ 1,148,888
ING VP Financial Services Portfolio - Class I			
Contracts in accumulation period	22,461.041	$ 13.67	$ 307,042
ING VP High Yield Bond Portfolio - Class I			
Contracts in accumulation period	537,404.664	$ 10.84	$ 5,825,467

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I			
Contracts in accumulation period	1,080,507.757	$ 25.99	$ 28,082,397
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period	4,535,992.860	$ 7.44	$ 33,747,787
ING VP Real Estate Portfolio - Class I			
Contracts in accumulation period	239,613.766	$ 20.66	$ 4,950,420
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period	791,378.643	$ 25.08	$ 19,847,776
ING VP Balanced Portfolio - Class I			
Contracts in accumulation period	137,181.619	$ 11.54	$ 1,583,076
ING VP Intermediate Bond Portfolio - Class I			
Contracts in accumulation period	73,222.935	$ 10.41	$ 762,251
ING VP Money Market Portfolio - Class I			
Contracts in accumulation period	22,725.330	$ 10.50	$ 238,616
ING VP Natural Resources Trust			
Contracts in accumulation period	412,534.168	$ 20.10	$ 8,291,937
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Contracts in accumulation period	64,235.365	$ 12.01	$ 771,467
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period	97,994.689	$ 12.07	$ 1,182,796
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Contracts in accumulation period	221,220.431	$ 15.44	$ 3,415,643
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period	8,302.481	$ 12.80	$ 106,272
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period	142,143.246	$ 10.78	$ 1,532,304
Pioneer Equity Income VCT Portfolio - Class I			
Contracts in accumulation period	84,389.073	$ 12.76	$ 1,076,805
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period	118,100.812	$ 11.44	$ 1,351,073

Division/Contract	Units	Unit Value	Extended Value
Wanger Select			
Contracts in accumulation period	180,123.739	$ 14.66	$ 2,640,614
Wanger U.S. Smaller Companies			
Contracts in accumulation period	130,485.852	$ 13.49	$ 1,760,254

8. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2006, 2004, 2004, 2003 and 2002, follows:

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2006	2,564	$14.95 to $25.27	$ 64,793	3.27%	1.40%	18.53% to 18.56%
2005	3,056	$21.32	65,144	1.63%	1.40%	4.41%
2004	3,310	$20.42	67,588	1.47%	1.40%	9.96%
2003	3,213	$18.57	59,666	1.56%	1.40%	28.51%
2002	2,751	$14.45	39,755	1.60%	1.40%	-18.08%
Fidelity® VIP Money Market Portfolio - Initial Class						
2006	899	$10.25 to $13.26	11,894	4.78%	1.40%	3.43%
2005	1,017	$12.82	13,139	2.99%	1.40%	1.58%
2004	1,120	$12.62	14,311	1.15%	1.40%	-0.16%
2003	1,566	$12.64	20,008	1.20%	1.40%	-0.39%
2002	4,122	$12.69	52,518	1.65%	1.40%	0.24%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2006	3,421	$30.89	105,673	1.29%	1.40%	10.16%
2005	3,608	$28.04	101,171	0.28%	1.40%	15.30%
2004	3,604	$24.32	87,638	0.32%	1.40%	13.86%
2003	3,473	$21.36	74,188	0.42%	1.40%	26.69%
2002	3,240	$16.86	54,623	0.84%	1.40%	-10.60%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2006	5,171	$24.43	126,311	1.71%	1.40%	14.11%
2005	5,735	$21.41	122,778	1.76%	1.40%	3.38%
2004	6,284	$20.71	130,148	1.27%	1.40%	9.11%
2003	6,480	$18.98	122,998	1.38%	1.40%	26.62%
2002	6,274	$14.99	94,053	1.26%	1.40%	-23.32%

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2006	1,602	$13.85	$ 22,191	4.06%	1.40%	2.90%
2005	1,792	$13.46	24,116	3.66%	1.40%	0.75%
2004	1,902	$13.36	25,415	4.12%	1.40%	3.01%
2003	1,946	$12.97	25,245	5.64%	1.40%	3.76%
2002	2,005	$12.50	25,056	3.06%	1.40%	8.79%
Franklin Small Cap Value Securities Fund - Class 2						
2006	99	$12.66	1,249	0.61%	1.40%	15.41%
2005	23	$10.97	254	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2006	30	$12.77	389	-	1.40%	0.39%
2005	1	$12.72	9	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING BlackRock Large Cap Growth Portfolio - Service 2 Class						
2006	1	$11.74	12	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class						
2006	-	$9.93	-	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING FMR[SM] Diversified Mid Cap						
Portfolio - Service Class						
2006	52	$13.27	$ 696	-	1.40%	10.31%
2005	3	$12.03	32	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Large Cap Growth						
Portfolio - Institutional Class						
2006	7,642	$10.10	77,173	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity						
Portfolio - Service Class						
2006	284	$18.33	5,203	0.46%	1.40%	33.89%
2005	128	$13.69	1,750	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Small Cap Core Equity						
Portfolio - Institutional Class						
2006	2,879	$13.26	38,173	0.14%	1.40%	15.30%
2005	7	$11.50	77	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Julius Baer Foreign Portfolio - Service Class						
2006	497	$16.91	8,411	-	1.40%	27.33%
2005	249	$13.28	3,304	0.06%	1.40%	13.80%
2004	169	$11.67	1,968	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Service 2 Class						
2006	15	$14.83	$ 222	-	1.40%	27.30%
2005	1	$11.65	6	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Institutional Class						
2006	61	$12.11	739	-	1.40%	5.30%
2005	55	$11.50	637	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Service 2 Class						
2006	3	$11.10	28	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Limited Maturity Bond Portfolio - Service Class						
2006	978	$10.27	10,039	7.62%	1.40%	2.39%
2005	6	$10.03	58	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Liquid Assets Portfolio - Institutional Class						
2006	11	$10.49	120	4.18%	1.40%	3.55%
2005	142	$10.13	1,443	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING Lord Abbett Affiliated						
Portfolio - Institutional Class						
2006	11	$10.78	$ 120	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2006	40	$11.88	474	-	1.40%	3.48%
2005	24	$11.48	276	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Marsico Growth Portfolio - Service 2 Class						
2006	1	$11.23	10	-	1.40%	3.31%
2005	-	$10.87	5	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Marsico International Opportunities						
Portfolio - Institutional Class						
2006	1,983	$15.24	30,226	0.14%	1.40%	22.51%
2005	13	$12.44	158	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Total Return Portfolio - Service Class						
2006	385	$13.84	5,324	2.40%	1.40%	10.37%
2005	468	$12.54	5,874	2.64%	1.40%	1.46%
2004	270	$12.36	3,342	2.94%	1.40%	9.57%
2003	35	$11.28	396	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Service 2 Class						
2006	3	$11.24	$ 37	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Service Class						
2006	5	$12.64	57	-	1.40%	15.12%
2005	-	$10.98	-	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2006	5	$12.07	63	0.17%	1.40%	10.73%
2005	5	$10.90	50	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Stock Index Portfolio - Institutional Class						
2006	20	$11.91	242	1.88%	1.40%	13.86%
2005	2	$10.46	24	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2006	533	$12.45	6,636	1.24%	1.40%	13.08%
2005	198	$11.01	2,185	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2006	320	$16.58	$ 5,313	1.32%	1.40%	17.42%
2005	311	$14.12	4,395	1.20%	1.40%	2.47%
2004	235	$13.78	3,232	1.38%	1.40%	13.32%
2003	45	$12.16	549	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class						
2006	18	$12.14	216	0.83%	1.40%	17.29%
2005	1	$10.35	11	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Growth and Income Portfolio - Service Class						
2006	1,647	$12.73	20,970	1.99%	1.40%	14.38%
2005	13	$11.13	144	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Growth and Income Portfolio - Service 2 Class						
2006	2	$12.59	27	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus International Equity Portfolio - Service Class						
2006	98	$10.85	1,064	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING American Century Large Company Value Portfolio - Initial Class						
2006	12	$12.53	$ 145	0.89%	1.40%	17.87%
2005	4	$10.63	44	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Large Company Value Portfolio - Service Class						
2006	1	$11.92	6	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Select Portfolio - Initial Class						
2006	2,010	$10.12	20,338	1.25%	1.40%	-2.97%
2005	2,279	$10.43	23,765	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Select Portfolio - Service Class						
2006	1	$9.76	9	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2006	87	$19.53	1,705	0.02%	1.40%	14.14%
2005	86	$17.11	1,472	0.47%	1.40%	6.67%
2004	66	$16.04	1,059	0.31%	1.40%	19.88%
2003	18	$13.00	240	4.98%	1.40%	33.93%
2002	-	$10.00	1	(a)	1.40%	(a)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2006	1	$12.53	$ 9	0.01%	1.40%	13.91%
2005	-	$11.00	4	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Baron Small Cap Growth Portfolio - Initial Class						
2006	146	$20.23	2,944	-	1.40%	13.97%
2005	110	$17.75	1,959	-	1.40%	6.10%
2004	51	$16.73	856	-	1.40%	26.55%
2003	25	$13.22	333	-	1.40%	31.94%
2002	-	$10.02	1	(a)	1.40%	(a)
ING Baron Small Cap Growth Portfolio - Service Class						
2006	4	$12.11	47	-	1.40%	13.60%
2005	-	$10.66	-	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Davis Venture Value Portfolio - Initial Class						
2006	33	$12.45	412	0.03%	1.40%	12.67%
2005	3	$11.05	34	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Davis Venture Value Portfolio - Service Class						
2006	-	$11.80	2	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING Fidelity® VIP Contrafund® Portfolio - Service Class						
2006	50	$12.75	$ 641	-	1.40%	9.63%
2005	1	$11.63	10	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Fidelity® VIP Equity-Income Portfolio - Service Class						
2006	7	$12.44	93	-	1.40%	17.91%
2005	1	$10.55	6	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Fidelity® VIP Growth Portfolio - Service Class						
2006	-	$11.08	5	-	1.40%	4.73%
2005	-	$10.58	-	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Fidelity® VIP Mid Cap Portfolio - Service Class						
2006	15	$13.11	198	-	1.40%	10.63%
2005	-	$11.85	2	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Fundamental Research Portfolio - Initial Class						
2006	204	$12.25	2,502	0.28%	1.40%	10.96%
2005	289	$11.04	3,189	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING Goldman Sachs® Capital Growth						
Portfolio - Service Class						
2006	-	$10.85	$ 4	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan International Portfolio - Initial Class						
2006	19	$13.50	257	0.55%	1.40%	20.43%
2005	3	$11.21	31	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan International Portfolio - Service Class						
2006	2	$13.35	22	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Mid Cap Value						
Portfolio - Initial Class						
2006	318	$18.97	6,024	0.01%	1.40%	15.25%
2005	313	$16.46	5,151	0.66%	1.40%	7.16%
2004	177	$15.36	2,712	0.42%	1.40%	19.25%
2003	47	$12.88	609	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Mid Cap Value						
Portfolio - Service Class						
2006	7	$12.48	84	-	1.40%	14.92%
2005	1	$10.86	10	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class						
2006	2,195	$12.97	$ 28,466	-	1.40%	8.72%
2005	1	$11.93	9	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2006	1	$12.07	10	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class						
2006	8	$11.74	90	-	1.40%	2.71%
2005	6	$11.43	64	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Neuberger Berman Partners Portfolio - Initial Class						
2006	1,849	$10.77	19,909	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING OpCap Balanced Value Portfolio - Initial Class						
2006	14	$11.78	166	1.84%	1.40%	9.18%
2005	5	$10.79	49	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING OpCap Balanced Value Portfolio - Service Class						
2006	-	$11.22	$ 2	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Initial Class						
2006	3,212	$13.52 to $19.52	62,695	0.07%	1.40%	16.33% to 16.35%
2005	3,171	$16.78	53,203	1.63%	1.40%	12.02%
2004	43	$14.98	651	-	1.40%	13.66%
2003	20	$13.18	264	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Oppenheimer Global Portfolio - Service Class						
2006	17	$13.47	223	0.06%	1.40%	16.02%
2005	-	$11.61	5	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2006	14	$10.68	147	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Initial Class						
2006	315	$11.10	3,496	1.97%	1.40%	2.78%
2005	289	$10.80	3,123	1.80%	1.40%	0.93%
2004	129	$10.70	1,381	-	1.40%	3.18%
2003	65	$10.37	673	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING PIMCO Total Return Portfolio - Service Class						
2006	4	$10.33	$ 42	0.19%	1.40%	2.58%
2005	-	$10.07	1	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer High Yield Portfolio - Initial Class						
2006	20	$10.56	207	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2015 Portfolio - Service Class						
2006	6	$11.66	73	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Service Class						
2006	49	$12.10	593	0.33%	1.40%	11.01%
2005	-	$10.90	3	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution Income Portfolio - Service Class						
2006	1	$10.90	6	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2006	5,458	$11.49 to $11.95	$ 65,223	-	1.40%	7.56%
2005	3,048	$11.11	33,867	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2006	1	$11.85	10	-	1.40%	7.43%
2005	-	$11.03	4	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2006	195	$16.20	3,153	0.25%	1.40%	11.72%
2005	172	$14.50	2,488	0.50%	1.40%	4.69%
2004	111	$13.85	1,535	0.19%	1.40%	8.46%
2003	42	$12.77	533	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2006	1	$11.85	15	-	1.40%	11.37%
2005	1	$10.64	6	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2006	455	$12.69	5,768	1.51%	1.40%	12.90%
2005	2	$11.24	17	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING UBS U.S. Large Cap Equity						
Portfolio - Service Class						
2006	-	$12.20	$ -	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Initial Class						
2006	332	$17.24	5,731	0.95%	1.40%	14.63%
2005	292	$15.04	4,389	0.71%	1.40%	2.31%
2004	145	$14.70	2,136	-	1.40%	15.20%
2003	35	$12.76	442	4.51%	1.40%	28.11%
2002	-	$9.96	1	(a)	1.40%	(a)
ING Van Kampen Comstock Portfolio - Service Class						
2006	6	$11.89	73	1.14%	1.40%	14.22%
2005	-	$10.41	1	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Equity and Income						
Portfolio - Initial Class						
2006	1,316	$12.10	15,926	3.75%	1.40%	11.11%
2005	29	$10.89	313	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Equity and Income						
Portfolio - Service Class						
2006	12	$11.93	143	0.72%	1.40%	10.87%
2005	1	$10.76	14	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Conservative Portfolio - Class I						
2006	63	$13.08	$ 828	1.99%	1.40%	6.86%
2005	33	$12.24	400	1.52%	1.40%	2.34%
2004	47	$11.96	556	4.85%	1.40%	6.50%
2003	20	$11.23	228	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Growth Portfolio - Class I						
2006	85	$15.76	1,341	1.16%	1.40%	11.61%
2005	52	$14.12	728	1.15%	1.40%	4.75%
2004	15	$13.48	197	0.89%	1.40%	10.40%
2003	2	$12.21	27	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Moderate Portfolio - Class I						
2006	125	$14.47	1,802	1.84%	1.40%	9.62%
2005	95	$13.20	1,250	1.41%	1.40%	3.21%
2004	66	$12.79	845	1.20%	1.40%	8.76%
2003	13	$11.76	157	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Global Science and Technology Portfolio - Class I						
2006	17	$12.46	215	-	1.40%	5.77%
2005	7	$11.78	81	-	1.40%	10.20%
2004	8	$10.69	88	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus LargeCap Portfolio - Class I						
2006	296	$15.77	4,668	0.63%	1.40%	12.97%
2005	131	$13.96	1,828	1.35%	1.40%	3.95%
2004	84	$13.43	1,134	1.12%	1.40%	9.01%
2003	24	$12.32	299	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2006	585	$17.69	$ 10,354	0.63%	1.40%	7.93%
2005	494	$16.39	8,100	0.42%	1.40%	9.63%
2004	163	$14.95	2,440	0.34%	1.40%	14.91%
2003	39	$13.01	505	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus SmallCap Portfolio - Class I						
2006	442	$19.07	8,419	0.42%	1.40%	12.24%
2005	359	$16.99	6,103	0.29%	1.40%	6.12%
2004	113	$16.01	1,809	0.19%	1.40%	20.38%
2003	20	$13.30	271	(b)	1.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP International Equity Portfolio - Class I						
2006	1	$14.36	16	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Small Company Portfolio - Class I						
2006	2	$13.02	20	-	1.40%	15.22%
2005	-	$11.30	-	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Value Opportunity Portfolio - Class I						
2006	94	$12.20	1,149	1.43%	1.40%	14.45%
2005	101	$10.66	1,080	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING VP Financial Services Portfolio - Class I						
2006	22	$13.67	$ 307	1.04%	1.40%	15.85%
2005	8	$11.80	90	0.71%	1.40%	6.21%
2004	3	$11.11	38	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP High Yield Bond Portfolio - Class I						
2006	537	$10.84	5,825	6.57%	1.40%	8.29%
2005	547	$10.01	5,480	4.71%	1.40%	-
2004	1,331	$10.01	13,321	4.09%	1.40%	6.49%
2003	1,405	$9.40	13,210	7.10%	1.40%	15.76%
2002	545	$8.12	4,422	6.62%	1.40%	-2.52%
ING VP International Value Portfolio - Class I						
2006	1,081	$25.99	28,080	2.42%	1.40%	27.65%
2005	1,316	$20.36	26,789	2.33%	1.40%	7.90%
2004	1,366	$18.87	25,772	1.19%	1.40%	15.77%
2003	1,088	$16.30	17,742	1.46%	1.40%	28.14%
2002	841	$12.72	10,693	0.87%	1.40%	-16.54%
ING VP MidCap Opportunities Portfolio - Class I						
2006	4,536	$7.44	33,745	-	1.40%	6.29%
2005	5,264	$7.00	36,845	-	1.40%	8.70%
2004	5,981	$6.44	38,521	-	1.40%	10.09%
2003	285	$5.85	1,669	-	1.40%	34.79%
2002	236	$4.34	1,024	-	1.40%	-26.94%
ING VP Real Estate Portfolio - Class I						
2006	240	$20.66	4,950	2.52%	1.40%	34.24%
2005	157	$15.39	2,413	2.94%	1.40%	10.96%
2004	69	$13.87	952	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities Portfolio - Class I						
2006	791	$25.08	$ 19,846	-	1.40%	10.97%
2005	927	$22.60	20,948	-	1.40%	7.62%
2004	1,081	$21.00	22,696	-	1.40%	8.64%
2003	1,213	$19.33	23,457	-	1.40%	36.61%
2002	1,497	$14.15	21,178	-	1.40%	-44.36%
ING VP Balanced Portfolio - Class I						
2006	137	$11.54	1,583	0.17%	1.40%	8.46%
2005	3	$10.64	32	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Intermediate Bond Portfolio - Class I						
2006	73	$10.41	762	7.63%	1.40%	2.66%
2005	2	$10.14	24	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Money Market Portfolio - Class I						
2006	23	$10.50	239	(e)	1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Natural Resources Trust						
2006	413	$20.10	8,291	-	1.40%	20.07%
2005	318	$16.74	5,322	0.05%	1.40%	40.79%
2004	79	$11.89	945	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2006	64	$12.01	$ 771	2.01%	1.40%	15.70%
2005	13	$10.38	137	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2006	98	$12.07	1,183	0.69%	1.40%	10.63%
2005	41	$10.91	449	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I						
2006	221	$15.44	3,416	0.18%	1.40%	12.13%
2005	236	$13.77	3,252	-	1.40%	5.36%
2004	222	$13.07	2,904	-	1.40%	11.71%
2003	190	$11.70	2,222	-	1.40%	32.50%
2002	139	$8.83	1,231	-	1.40%	-15.90%
Oppenheimer Main Street Small Cap Fund®/VA						
2006	8	$12.80	106	-	1.40%	13.48%
2005	-	$11.28	3	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
PIMCO Real Return Portfolio - Administrative Class						
2006	142	$10.78	1,532	4.37%	1.40%	-0.55%
2005	170	$10.84	1,839	3.98%	1.40%	0.65%
2004	72	$10.77	770	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C] (lowest to highest)
Pioneer Equity Income VCT Portfolio - Class I						
2006	84	$12.76	$ 1,077	2.14%	1.40%	20.72%
2005	4	$10.57	48	(d)	1.40%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer High Yield VCT Portfolio - Class I						
2006	118	$11.44	1,351	5.35%	1.40%	7.02%
2005	92	$10.69	981	2.95%	1.40%	0.47%
2004	181	$10.64	1,926	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wanger Select						
2006	180	$14.66	2,641	0.27%	1.40%	18.04%
2005	109	$12.42	1,352	-	1.40%	8.95%
2004	88	$11.40	1,007	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wanger U.S. Smaller Companies						
2006	130	$13.49	1,760	0.22%	1.40%	6.39%
2005	104	$12.68	1,313	-	1.40%	9.69%
2004	36	$11.56	421	(c)	1.40%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

(a) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
    The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain
    items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this
    table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company
For the years ended December 31, 2006, 2005 and 2004
with Report of Independent Auditors

RELIASTAR LIFE INSURANCE COMPANY
Financial Statements – Statutory Basis

Contents

Report of Independent Auditors

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2006 and 2005, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2006.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 30, 2007

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2006	**2005**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 13,365,486	$ 13,443,308
Preferred stocks	129,773	52,473
Common stocks	3,045	808
Subsidiaries	330,204	286,170
Mortgage loans	2,134,551	2,216,503
Real estate:		
Properties occupied by the Company	87,007	89,812
Properties held for the production of income	8,348	9,351
Contract loans	674,130	664,252
Other invested assets	596,303	393,768
Cash and short-term investments	341,241	182,231
Total cash and invested assets	17,670,088	17,338,676
Deferred and uncollected premiums, less loading (2006-$23,190; 2005-$14,095)	141,945	148,381
Accrued investment income	175,674	171,913
Reinsurance balances recoverable	186,164	153,332
Indebtedness from related parties	54,183	24,125
Net deferred tax asset	111,666	84,453
Separate account assets	3,688,327	4,078,427
Other assets	22,561	24,097
Total admitted assets	$ 22,050,608	$ 22,023,404

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2006	**2005**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 12,715,529	$ 12,777,909
Accident and health reserves	1,234,942	1,179,674
Deposit type contracts	610,245	642,142
Policyholders' funds	718	913
Dividends payable	14,186	12,555
Policy and contract claims	420,472	418,142
Total policy and contract liabilities	14,996,092	15,031,335
Interest maintenance reserve	6,818	43,755
Accounts payable and accrued expenses	161,300	155,581
Reinsurance balances	79,832	83,709
Current federal income taxes payable (including ($14,367) and $1,527 on realized capital losses at December 31, 2006 and 2005, respectively)	24,638	33,863
Indebtedness to related parties	13,844	17,406
Contingency reserve	58,487	37,298
Asset valuation reserve	135,266	130,783
Borrowed money	566,540	573,175
Net transfers to separate accounts	(177,076)	(211,715)
Other liabilities	174,703	172,399
Separate account liabilities	3,686,705	4,075,675
Total liabilities	19,727,149	20,143,264
Capital and surplus:		
Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding	2,500	2,500
Preferred capital stock	100	100
Surplus note	100,000	100,000
Paid-in and contributed surplus	1,672,125	1,472,125
Unassigned surplus	548,834	305,515
Preferred capital stock, held in treasury	(100)	(100)
Total capital and surplus	2,323,459	1,880,140
Total liabilities and capital and surplus	$ 22,050,608	$ 22,023,404

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 3,038,520	$ 3,114,418	$ 3,313,755
Considerations for supplementary contracts with life contingencies	1,765	2,400	1,899
Net investment income	946,258	932,511	931,789
Amortization of interest maintenance reserve	2,655	12,027	4,496
Commissions, expense allowances and reserve adjustments on reinsurance ceded	100,541	61,228	68,098
Other revenue	168,885	161,776	172,511
Total premiums and other revenues	4,258,624	4,284,360	4,492,548
Benefits paid or provided:			
Death benefits	1,039,020	900,400	847,563
Annuity benefits	114,877	120,306	142,637
Surrender benefits and withdrawals	2,209,109	1,926,257	1,522,230
Interest on policy or contract funds	9,920	19,507	28,685
Accident and health benefits	456,140	401,269	399,156
Other benefits	7,991	8,440	6,051
(Decrease) increase in life, annuity and accident and health reserves	(7,113)	355,324	746,086
Net transfers from separate accounts	(672,208)	(454,724)	(200,390)
Total benefits paid or provided	3,157,736	3,276,779	3,492,018
Insurance expenses and other deductions:			
Commissions	310,088	309,210	346,012
General expenses	366,642	353,688	331,688
Insurance taxes, licenses and fees	47,773	48,873	43,363
Other deductions	127,813	1,092	16,962
Total insurance expenses and other deductions	852,316	712,863	738,025
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	248,572	294,718	262,505
Dividends to policyholders	18,257	17,248	17,494
Gain from operations before federal income taxes and net realized capital losses	230,315	277,470	245,011
Federal income tax expense	97,155	86,763	34,491
Gain from operations before net realized capital losses	133,160	190,707	210,520
Net realized capital losses	(3,660)	(8,193)	(24,997)
Net income	$ 129,500	$ 182,514	$ 185,523

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,500	$ 2,500	$ 2,500
Surplus note:			
Balance at beginning and end of year	100,000	100,000	100,000
Paid-in and contributed surplus:			
Balance at beginning of year	1,472,125	1,272,125	1,272,125
Capital contributions	200,000	200,000	-
Balance at end of year	1,672,125	1,472,125	1,272,125
Unassigned surplus:			
Balance at beginning of year	305,515	163,867	193,877
Net income	129,500	182,514	185,523
Change in net unrealized capital gains (losses)	4,514	4,633	26,860
Change in nonadmitted assets	43,687	(48,593)	(2,755)
Change in liability for reinsurance in unauthorized companies	(2,022)	4,563	7,016
Change in asset valuation reserve	(4,483)	(3,557)	(21,604)
Change in reserve on account of change in valuation basis	-	717	-
Other changes in surplus in separate account statement	(1,128)	9,810	1,078
Change in net deferred income tax	11,857	(2,930)	3,432
Change in surplus as a result of reinsurance	94,908	(1,999)	(2,237)
Dividends to stockholder	(35,000)	-	(220,000)
Additional minimum pension liability	1,486	(3,510)	(9,323)
Balance at end of year	-	-	2,000
Other changes	548,834	305,515	163,867
Total capital and surplus	$ 2,323,459	$ 1,880,140	$ 1,538,492

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows - Statutory Basis

| | Year ended December 31 | | |
	2006	2005	2004
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ 3,034,308	$ 3,091,025	$ 3,355,022
Net investment income received	993,570	979,664	1,007,258
Commissions and expenses paid	(723,944)	(710,423)	(790,086)
Benefits paid	(3,818,615)	(3,360,175)	(2,921,144)
Net transfers from separate accounts	664,165	471,491	198,417
Dividends paid to policyholders	(16,626)	(17,274)	(20,220)
Federal income taxes paid	(92,015)	(42,765)	(102,973)
Miscellaneous income	233,289	219,007	291,086
Net cash provided by operations	274,132	630,550	1,017,360
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	6,340,198	10,686,980	13,174,427
Stocks	665	10,324	3,014
Mortgage loans	426,875	505,453	261,420
Real estate	-	705	2,869
Other invested assets	30,281	38,239	40,585
Net loss on cash and short-term investments	(7,325)	(7,011)	(21,542)
Miscellaneous proceeds	53,124	10,662	38,761
Total investment proceeds	6,843,818	11,245,352	13,499,534
Cost of investments acquired:			
Bonds	6,433,242	11,504,307	13,867,680
Stocks	2,781	11,496	7,442
Mortgage loans	346,337	492,190	318,843
Real estate	477	9,978	713
Other invested assets	274,568	51,943	194,964
Miscellaneous applications	27,447	24,345	2,813
Total cost of investments acquired	7,084,852	12,094,259	14,392,455
Net (increase) decrease in contract loans	9,878	574	(7,563)
Net cash used in investment activities	(250,912)	(849,481)	(885,358)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Financing and miscellaneous activities			
Other cash provided (applied):			
Capital and surplus paid-in	200,000	200,000	-
Borrowed money	(7,643)	(4,182)	161,556
Net (withdrawals) deposits on deposit-type contracts	(31,896)	16,223	74,775
Dividends paid to stockholder	(35,000)	-	(220,000)
Other cash provided (applied)	10,329	7,732	(41,683)
Net cash provided by (used in) financing and miscellaneous activities	135,790	219,773	(25,352)
Net increase in cash and short-term investments	159,010	842	106,650
Cash and short-term investments:			
Beginning of year	182,231	181,389	74,739
End of year	$ 341,241	$ 182,231	$ 181,389

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations and Significant Accounting Policies**

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut holding and management company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, Puerto Rico and Canada.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from U.S. generally accepted accounting principles ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-

evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of these properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments*, applies to derivative transactions prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities,* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of stockholders' equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC–prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed–income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five–year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a liability in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are

recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium through income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned

revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes. For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are non-admitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared; rather than over the term of the related policies as required by GAAP.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short–term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Participation Fund Account

On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $257.9 as of December 31, 2006) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Hybrid securities are generally defined as securities including both debt and equity characteristics. During 2005 and prior, hybrid securities were reported as bonds on the balance sheet. During 2006, the NAIC held discussions regarding the appropriate reporting/classification of these securities. Although discussion on the issues will continue into 2007, the short-term reporting guidance from the NAIC recommends that hybrid securities, as defined by this same NAIC guidance, be reported as preferred stock. Therefore, all hybrid securities have been reclassified as preferred stock on the Company's balance sheet as of December 31, 2006. This resulted in a reclassification of $77.3 from bonds to preferred stock on the Company's balance sheet as of December 31, 2006.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with the adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when

performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to not sell the investments for a period of time sufficient to allow for recovery in fair value.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate and other economical risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 31 or SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

All effective derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 31 or SSAP No. 86. The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

SSAP No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities*, applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's noninsurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The total net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less write down for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight–line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short–term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost, which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets on the Balance Sheets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheet, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium–paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid–Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $21.7 billion and $21.4 billion at December 31, 2006 and 2005, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $517.5 and $457.3 at December 31, 2006 and December 31, 2005, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such

valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight–line basis over the estimated useful life of the assets.

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 11.4% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividend expense of $18.3, $17.2 and $17.5 was incurred in 2006, 2005 and 2004, respectively.

Benefit Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31			
	2006		**2005**	
	(In Thousands)			
Subsidiaries	$	1,061	$	47,122
Deferred and uncollected premium		5,761		3,445
Net deferred tax asset		206,439		224,633
Electronic data processing equipment and software		28,567		12,145
Furniture and equipment		1,957		3,078
Health care and other amounts receivable		1,949		3,895
Aggregate write-ins for other than invested assets		13,014		5,674
Other		11,109		13,552
Total nonadmitted assets	$	269,857	$	313,544

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2006. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2006.

Guaranteed Benefits

For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 is followed. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a Net Assumed Return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the Net Assumed Returns. This Guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this Guideline clarifies standards for reinsurance transactions revolving GMDBs with the Integrated Benefit Streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at the date of acquisition.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $14.5 and $18.3 at December 31, 2006 and 2005, respectively. The operations of the separate accounts are not included in the accompanying statements of operations.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2006 and 2005, the Company had no such permitted accounting practices.

3.   **Investments**

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
				(In Thousands)				
At December 31, 2006:								
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	523,735	$	7,516	$	5,215	$	526,036
States, municipalities, and political subdivisions		32,876		1,213		118		33,971
Foreign other (par value - $1,756,709)		1,765,734		17,152		41,055		1,741,831
Foreign government (par value - $113,124)		107,527		9,753		1,395		115,885
Public utilities securities		283,270		6,703		2,887		287,086
Corporate securities		4,839,353		79,163		67,055		4,851,461
Residential-backed securities		3,037,401		28,401		81,355		2,984,447
Commercial mortgage-backed securities		1,787,890		8,704		21,960		1,774,634
Other asset-backed securities		987,760		3,944		8,405		983,299
Total fixed maturities		13,365,546		162,549		229,445		13,298,650
Preferred stocks		129,773		2,555		2,618		129,710
Common stocks		3,043		2		-		3,045
Total equity securities		132,816		2,557		2,618		132,755
Total	$	13,498,362	$	165,106	$	232,063	$	13,431,405
At December 31, 2005:								
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	514,993	$	876	$	6,396	$	509,473
States, municipalities, and political subdivisions		14,336		526		51		14,811
Foreign other (par value - $1,741,881)		1,752,585		17,749		1,738		186,882
Foreign government (par value - $174,682)		170,871		23,155		36,206		1,739,534
Public utilities securities		335,168		10,994		2,756		343,406
Corporate securities		5,402,252		113,721		69,649		5,446,324
Residential-backed securities		2,740,475		27,755		75,627		2,692,603
Commercial mortgage-backed securities		1,950,649		10,507		31,207		1,929,949
Other asset-backed securities		563,216		1,156		13,068		551,304
Total fixed maturities		13,444,545		206,439		236,698		13,414,286
Preferred stocks		52,473		269		300		52,442
Common stocks		532		277		-		808
Total equity securities		53,005		546		300		53,250
Total	$	13,497,550	$	206,985	$	236,998	$	13,467,536

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2006 and 2005 is as follows:

	December 31	
	2006	2005
	(In Thousands)	
Amortized cost	$ 13,365,546	$ 13,444,545
Adjustment for below investment grade bonds	(60)	(1,237)
Carrying value	$ 13,365,486	$ 13,443,308

The aggregate fair values of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
		(In Thousands)		
At December 31, 2006:				
Fair value	$ 4,067,150	$ 1,102,702	$ 3,960,556	$ 9,130,408
Unrealized loss	25,644	17,130	186,671	229,445

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
		(In Thousands)		
At December 31, 2005:				
Fair value	$ 4,218,385	$ 1,882,883	$ 2,021,224	$ 8,122,492
Unrealized loss	85,355	63,199	88,144	236,698

The amortized cost and fair value of investments in bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 258,950	$ 258,839
Due after 1 year through 5 years	2,717,055	2,706,911
Due after 5 years through 10 years	3,108,121	3,096,426
Due after 10 years	1,468,369	1,494,094
	7,552,495	7,556,270
Residential-backed securities	3,037,401	2,984,447
Commercial mortgage-backed securities	1,787,890	1,774,634
Other asset-backed securities	987,760	983,299
Total	$ 13,365,546	$ 13,298,650

At December 31, 2006 and 2005, investments in certificates of deposit and bonds, with an admitted asset value of $292.4 and $204.3, were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 2006 and 2005, the Company had loaned securities (which are reflected as invested assets on the balance sheets) with a market value of approximately $398.6 and $185.3, respectively.

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $3.2 billion, $5.8 billion and $6.8 billion in 2006, 2005 and 2004, respectively. Gross gains of $31.3, $64.9 and $62.5 and gross losses of $51.5, $85.9 and $45.3 during 2006, 2005 and 2004, respectively, were realized on those sales. A portion of the gains and losses realized in 2006 and 2005 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Realized capital (losses) gains	$ (52,309)	$ (12,910)	$ 15,666
Amount transferred to IMR (net of related taxes of $(18,459) in 2006, $(3,362) in 2005 and $(10,489) in 2004	34,282	6,244	(19,480)
Federal income tax benefit (expense)	14,367	(1,527)	(21,183)
Net realized capital losses	$ (3,660)	$ (8,193)	$ (24,997)

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Income:			
Subsidiaries	$ 27,600	$ 21,765	$ 27,942
Equity securities	5,731	3,427	3,137
Bonds	761,657	755,918	748,100
Mortgage loans	145,321	163,291	164,827
Derivatives	11,966	(3,379)	(4,579)
Contract loans	39,193	49,506	45,131
Real estate	22,834	22,747	23,744
Other	45,890	21,350	13,651
Total investment income	1,060,192	1,034,625	1,021,953
Investment expenses	(113,934)	(102,114)	(90,164)
Net investment income	$ 946,258	$ 932,511	$ 931,789

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $188.8 and $245.8 at December 31, 2006 and 2005, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $193.0 and $254.2 and fair value of $187.1 and $247.4 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.3% and have maturities ranging from December 2021 through December 2036. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31,

2006. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same securities in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2006 and 2005, the amount outstanding on these agreements was $376.0 and $326.6, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $377.5 and $329.5 and fair value of $375.8 and $325.0 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.5% and have maturities ranging from September 2017 through March 2045.

The maximum and minimum lending rates for long-term mortgage loans during 2006 were 7.7% and 5.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of a loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 71.3% on commercial properties. As of December 31, 2006 and 2005, the Company held $1.1 and nil, respectively, in mortgages with interest more than 180 days overdue.

As of December 31, 2006, the average recorded investment in impaired loans was $1.9. Interest income recognized during the period the loans were impaired was $0.8 and interest income recognized on a cash basis was $0.9. As of December 31, 2005, the average recorded investment in impaired loans was $1.9. Interest income recognized during the period the loans were impaired was $0.6 and interest income recognized on a cash basis was $0.5. As of December 31, 2004, the average recorded investment in impaired loans was $0.4. Interest income recognized during the period the loans were impaired was $0.6 and interest income recognized on a cash basis was $0.7.

The Company had impaired mortgage loans without an allowance for credit losses of $7.4 and $7.9 as of December 31, 2006 and 2005, respectively.

In the course of the Company's asset management activities, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on its investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, the book value, and the gain or loss of the Company's financial instruments with respect to securities sold and reacquired within 30 days of the sale date:

	NAIC Rating	Number of Transactions		Book Value		Cost of Securities Repurchased		Gain/(Loss)
				(In Thousands)				
2006	3	6	$	575	$	572	$	-
2005	3	14	$	1,430	$	1,557	$	115
	4	4		780		796		12
		18	$	2,210	$	2,353	$	127
2004	3	11	$	12,912	$	17,022	$	321
	4	2		2,000		2,000		17
		13	$	14,912	$	19,022	$	338

There were no encumbrances on real estate at December 31, 2006 and 2005, respectively.

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. The Company's hedge accounting practices are in accordance with the requirements set in SSAP No. 86. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (Synthetic) Assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective.

All effective derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 31 or SSAP No. 86. The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the

underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

All premiums paid for the purchase of derivative contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized capital gains in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains related to such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2006 and 2005:

	Notional Amount		Carrying Value		Fair Value
		(In Thousands)			
December 31, 2006					
Derivative contracts:					
Swaps	$ 4,036,458	$	(1,176)	$	(5,705)
Options owned	52,433		3,419		3,419
Total derivatives	$ 4,088,891	$	2,243	$	(2,286)
December 31, 2005					
Derivative contracts:					
Swaps	$ 3,275,764	$	(2,618)	$	6,474
Options owned	54,151		3,239		3,239
Total derivatives	$ 3,329,915	$	621	$	9,713

5.   Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $451.7 and $537.6 and an aggregate market value of $459.4 and $545.1 at December 31, 2006 and 2005, respectively. Those holdings amounted to 3.4% of the Company's investments in bonds and 2.1% of total admitted assets at December 31, 2006. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $326.0 and $633.0, with an aggregate NAIC market value of $333.4 and $627.5 at December 31, 2006 and 2005, respectively. The carrying value of these holdings amounted to 2.4% of the Company's investment in bonds and 1.5% of the Company's total admitted assets at December 31, 2006.

At December 31, 2006, the Company's commercial mortgages involved a concentration of properties located in California (20.9%) and Texas (9.5%). The remaining commercial mortgages relate to properties located in 40 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $36.0.

6.   Annuity Reserves

At December 31, 2006 and 2005, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

		Amount	Percent
		(In Thousands)	
December 31, 2006			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	271,325	2.4 %
At book value less surrender charge		1,225,832	10.8
At fair value		2,000,906	17.6
Subtotal		3,498,063	30.8
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		7,025,008	61.9
Not subject to discretionary withdrawal		819,298	7.3
Total annuity reserves and deposit fund liabilities			
before reinsurance		11,342,369	100.0 %
Less reinsurance ceded		11,869	
Net annuity reserves and deposit fund liabilities	$	11,330,500	

		Amount	Percent
		(In Thousands)	
December 31, 2005			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	342,844	2.9 %
At book value less surrender charge		1,360,331	11.3
At fair value		2,496,534	20.7
Subtotal		4,199,709	34.9
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		7,005,737	58.3
Not subject to discretionary withdrawal		818,444	6.8
Total annuity reserves and deposit fund liabilities			
before reinsurance		12,023,890	100.0 %
Less reinsurance ceded		12,324	
Net annuity reserves and deposit fund liabilities	$	12,011,566	

Of the total net annuity reserves and deposit fund liabilities of $11.3 billion at December 31, 2006, $9.2 billion is included in the general account and $2.1 billion is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $12.0 billion at December 31, 2005, $9.3 billion is included in the general account and $2.7 billion is included in the separate account.

7.   Employee Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $9.1, $7.6 and $16.6 for 2006, 2005 and 2004, respectively.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $7.0, $6.3 and $5.7 for 2006, 2005 and 2004, respectively.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan, and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
	(In Thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$ 35,085	$ 31,971	$ 38,254	$ 23,441	$ 16,376	$ 12,005
Service cost	-	-	-	1,345	2,369	1,530
Interest cost	1,853	1,840	2,296	1,249	1,229	732
Contribution by plan participants	-	-	-	1,322	1,580	1,527
Actuarial (gain) loss	(313)	3,937	(5,741)	407	5,480	3,571
Benefits paid	(2,874)	(2,663)	(2,838)	(3,137)	(3,593)	(2,989)
Benefit obligation at end of year	$ 33,751	$ 35,085	$ 31,971	$ 24,627	$ 23,441	$ 16,376
Change in plan assets						
Fair value of plan assets						
at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	2,874	2,663	2,838	1,815	2,013	1,462
Plan participants' contributions	-	-	-	1,322	1,580	1,527
Benefits paid	(2,874)	(2,663)	(2,838)	(3,137)	(3,593)	(2,989)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -	$ -	$ -
Funded status	$ (33,751)	$ (35,085)	$ (31,971)	$ (24,626)	$ (23,441)	$ (16,376)
Unamortized prior service credit	(26)	(30)	(35)	3,959	(2,242)	(2,175)
Unrecognized net gains (loss)	11,373	12,936	9,366	(2,310)	3,674	(1,705)
Remaining net obligation	16,049	17,195	18,341	-	-	-
Total funded status	$ (6,355)	$ (4,984)	$ (4,299)	$ (22,977)	$ (22,009)	$ (20,256)
Amounts recognized in the						
balance sheets consist of:						
Accrued benefit cost	$ (33,751)	$ (35,010)	$ (31,956)	$ (22,978)	$ (22,009)	$ (20,256)
Intangible assets	16,049	17,195	18,333	-	-	-
Unassigned surplus - minimum						
pension liability	11,347	12,831	9,324	-	-	-
Net amount recognized	$ (6,355)	$ (4,984)	$ (4,299)	$ (22,978)	$ (22,009)	$ (20,256)

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
(Dollar amount in millions, unless otherwise stated)

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
	(In Thousands)					
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ 1,344	$ 2,369	$ 1,530
Interest cost	1,852	1,840	2,296	1,249	1,229	732
Amortization of unrecognized transition obligations or transition asset	1,146	1,146	1,144	-	-	-
Amount of unrecognized gains (losses)	712	367	1,101	122	101	(454)
Amount of prior service cost recognized	(5)	(5)	(5)	68	68	68
Temporary deviation cost	-	-	-	-	-	39
Total net periodic benefit cost	$ 3,705	$ 3,348	$ 4,536	$ 2,783	$ 3,767	$ 1,915

In addition, the Company had pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2006 and 2005 in the amount of $2.5 and $3.3, respectively.

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2006 and 2005 were as follows:

	2006	2005	2004
Weighted-average discount rate	5.9 %	5.5 %	6.0 %
Rate of increase in compensation level	4.0 %	4.0 %	4.0 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.0% graded to 5.0% over 5 years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $.5. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $.5.

The Company expects to pay the following benefits:

Year ending December 31,	Benefits
	(In Thousands)
2007	$ 2,874
2008	2,828
2009	2,784
2010	2,732
2011	2,696
Thereafter	12,986

The measurement date used for postretirement benefits is December 31, 2006.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. The 2007 expected benefit reduction in the net post retirement benefit cost for the subsidy related to benefits attributed to former employees is $0.3. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

The Company expects to pay contributions of $5.3 for all plans during 2007.

8.   Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid or payable to the separate account policy and contract holders.

The general nature and characteristics of the separate account business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
		(In Thousands)	
December 31, 2006			
Premium, consideration or deposits for the year	$ -	$ 376,794	$ 376,794
Reserves for separate accounts with assets at:			
Fair value	$ 154,164	$ 3,355,444	$ 3,509,608
Amortized cost	-	-	-
Total reserves	154,164	3,355,444	3,509,608
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 154,164	$ -	$ 154,164
At market value	-	3,345,283	3,345,283
Subtotal	154,164	3,345,283	3,499,447
Not subject to discretionary withdrawal	-	10,161	10,161
Total separate account liabilities	$ 154,164	$ 3,355,444	$ 3,509,608
December 31, 2005			
Premium, consideration or deposits for the year	$ -	$ 459,458	$ 459,458
Reserves for separate accounts with assets at:			
Fair value	$ 164,094	$ 3,706,254	$ 3,870,348
Amortized cost	-	-	-
Total reserves	164,094	3,706,254	3,870,348
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 164,094	$ -	$ 164,094
At market value	-	3,694,101	3,694,101
Subtotal	164,094	3,694,101	3,858,195
Not subject to discretionary withdrawal	-	12,153	12,153
Total separate account liabilities	$ 164,094	$ 3,706,254	$ 3,870,348
December 31, 2004			
Premium, consideration or deposits for the year	$ -	$ 531,858	$ 531,858

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 376,794	$ 459,459	$ 534,265
Transfers from separate accounts	(1,049,002)	(914,183)	(735,510)
Miscellaneous transfers	-	-	855
Transfers as reported in the statements of operations	$ (672,208)	$ (454,724)	$ (200,390)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2006 and 2005 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2006	
Separate Account Liability	$ 1,512,402
Gross amount of reserve	5,111
Reinsurance reserve credit	-
December 31, 2005	
Separate Account Liability	$ 1,662,664
Gross amount of reserve	7,004
Reinsurance reserve credit	-

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $675.1, $566.5 and $564.3 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31				
	2006		2005		2004
	(In Thousands)				
Premiums	$	398,621	$	393,117	$	402,496
Benefits paid or provided		379,191		395,382		347,818

Policy and contract liabilities were $2.4 billion and $2.1 billion at December 31, 2006 and 2005, respectively.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

10.   Federal Income Taxes

Effective January 1, 2006, the Company filed a consolidated federal income tax return with its ultimate U.S. parent, ING AIH, a Delaware corporation, and other U.S. affiliates and subsidiaries.   The method of tax allocation is governed by a written tax sharing agreement.   The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Current income taxes incurred consist of the following major components:

	Year ended December 31				
	2006		2005		2004
	(In Thousands)				
Federal tax expense on operations	$	97,155	$	86,763	$	34,491
Federal tax (benefit) expense on capital (losses) gains		(14,367)		1,527		21,183
Total current tax expense incurred	$	82,788	$	88,290	$	55,674

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31		
	2006		2005
	(In Thousands)		
Deferred tax assets resulting from book/tax differences in:			
Deferred acquisition costs	$ 126,938	$	124,676
Insurance reserves	157,965		170,433
Investments	18,807		22,812
Compensation and benefits	39,122		35,142
Nonadmitted assets and other surplus items	17,937		20,579
Litigation accruals	20,470		13,054
Costs of collection and loading	7,601		4,388
Other	31,641		25,101
Total deferred tax assets	420,481		416,185
Deferred tax assets nonadmitted	(206,439)		(224,633)
Admitted deferred tax assets	214,042		191,552
Deferred tax liabilities resulting from book/tax differences in:			
Investments	8,501		10,192
Deferred and uncollected premium	56,290		52,474
Depreciable assets	18,099		25,756
Unrealized gain on common stocks	16,610		13,772
Insurance reserves	2,876		3,286
Other	-		1,619
Total deferred tax liabilities	102,376		107,099
Net admitted deferred tax asset	$ 111,666	$	84,453

The change in net deferred income taxes is comprised of the following:

	December 31				
	2006		2005		Change
	(In Thousands)				
Total deferred tax assets	$ 420,481	$	416,185	$	4,296
Total deferred tax liabilities	(102,376)		(107,099)		4,723
Net deferred tax asset	$ 318,105	$	309,086		9,019
Remove current year change in unrealized gains					2,838
Change in net deferred income tax					11,857
Remove other items in surplus:					
Additional minimum pension liability					520
Current year change in nonadmitted assets					(7,418)
Other					(2,070)
Change in deferred taxes for rate reconciliation				$	2,889

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes. The significant items causing this difference are:

		Year Ended December 31		
	2006	**2005**	**2004**	
	(In Thousands)			
Ordinary income	$ 230,315	$ 277,470	$ 245,011	
Capital losses - net of tax and amount				
of transferred IMR	(18,027)	(6,666)	(3,814)	
Total pre-tax book income	$ 212,288	$ 270,804	$ 241,197	
Provision computed at statutory rate	74,301	94,781	84,419	
Dividends received deduction	(19,020)	(1,631)	(12,668)	
Interest maintenance reserve	(12,928)	(6,395)	5,244	
Reinsurance	38,419	894	(2,001)	
Refinement of current tax balances	-	-	(13,606)	
Refinement of deferred tax balances	-	-	(9,281)	
Other	(873)	3,396	1,444	
Total	$ 79,899	$ 91,045	$ 53,551	
Federal income taxes incurred	$ 82,788	$ 88,290	$ 55,674	
Change in net deferred income taxes	(2,889)	2,755	(2,123)	
Total statutory income taxes	$ 79,899	$ 91,045	$ 53,551	

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $21.4, $71.6 and $72.3 from 2006, 2005 and 2004, respectively.

The Company has a payable of $24.6 and $33.9 at December 31, 2006 and 2005, respectively, for federal income taxes under the intercompany tax sharing agreement.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $32.6 was accumulated in the Policyholders' Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $35.0 which eliminated the $32.6 balance in the Policyholders Surplus Account and, therefore, eliminated any potential tax on the accumulated balance.

11. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2006, ReliaStar Life Insurance Company of New York ("RNY") and ING Re (UK) Limited. The Company also has three wholly owned noninsurance subsidiaries: NWNL Benefits Corporation, Whisperingwind I, LLC, and Whisperingwind II, LLC and one partially owned noninsurance subsidiary Superior Vision Services, Inc. ("SVS"). (See Subsequent Event footnote related to SVS). Whisperingwind I, LLC and Whisperingwind II, LLC ("Captives") were nonadmitted at December 31, 2006 in accordance with SSAP No. 88.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2006	**2005**
	(In Thousands)	
Common stock (cost - $(208,413) in 2006 and $(196,153) in 2005)	$ 330,204	$ 286,170

Summarized financial information for these subsidiaries is as follows:

	December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Revenues	$ 590,335	$ 524,362	$ 451,913
Income before net realized gains on investments	18,991	38,186	32,075
Net income	18,180	37,755	29,637
Admitted assets	3,055,769	2,815,419	2,741,724
Liabilities	2,725,565	2,529,249	2,429,867

The Company received cash dividends from its subsidiary RNY of $27.6 in 2006, $20.8 in 2005 and $27.2 in 2004.

The Company created the Captives with initial capital contributions of $0.3 each on October 27, 2006. Additional capital contributions were paid into Whisperingwind I, LLC of $7.1 and Whisperingwind II, LLC of $3.4 on December 14, 2006. The Captives have applied to the South Carolina Department of Insurance for their respective licenses to become special purpose financial captive reinsurance companies. Their applications were pending as of December 31, 2006. Consequently, the Captives have not commenced writing insurance business. Upon approval of the applications and the issuance of the licenses, the Company anticipates entering into reinsurance transactions with each of the Captives.

On February 27, 2004, the Company redeemed 44.350 shares of Preferred Series A SVS stock for cash at no gain or loss. In addition, the Company converted 738,161 shares of Preferred Series B SVS stock for 738,161 of common stock.

12.   **Capital and Surplus**

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Lion loaned $100.0 to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Division of Insurance. For the year ended December 31, 2006, 2005 and 2004, interest paid totaled $4.7, $4.6 and $4.6, respectively. There is no accrued interest for the years ended December 31, 2006 and 2005.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

13.   **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 13,365,486	$ 13,298,650	$ 13,443,308	$ 13,414,287
Preferred stocks	129,773	129,710	52,473	52,442
Unaffiliated common stocks	3,045	3,045	808	808
Mortgage loans	2,134,551	2,135,988	2,216,503	2,254,565
Contract loans	674,130	674,130	664,252	664,252
Derivative securities	2,243	(2,286)	621	9,713
Cash, cash equivalents and short-term investments	341,241	341,241	182,231	182,231
Separate account assets	3,688,327	3,688,327	4,078,427	4,078,427
Liabilities:				
Policyholder dividends	14,186	14,186	12,555	12,555
Separate account liabilities	3,686,705	3,686,705	4,075,675	4,075,675
Payable for securities	-	-	10,039	10,039

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 3.4% and 13.0% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2006 and 2005 is $13.9 billion and $13.8 billion, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing

features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

Derivative financial instruments: Fair values for on-balance sheet derivative financial instruments (caps, options and floors) and off-balance sheet derivative financial instruments (swaps) and forwards are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other investment–type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values of the contracts. The carrying values of other policyholder liabilities, including individual and group annuities, policyholder dividends and deposit-type contracts, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Guarantee Agreement: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for a $250.0 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The two other affiliated life insurers were Security-Connecticut Life Insurance Company (subsequently merged into the Company on October 1, 2003), and Security Life of Denver Insurance Company. The joint and several guarantees of the two remaining insurers are capped at $250.0.

Investment Purchase Commitments

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $122.4 and $119.2 at December 31, 2006 and 2005, respectively. The Company is also committed to provide additional capital contributions of $166.4 and $61.3 in limited partnerships at December 31, 2006 and 2005, respectively.

Operating Leases

The Company leases office space under various noncancelable operating lease agreements that expire through April 2014. Rental expense for 2006, 2005 and 2004 was approximately $10.7, $10.0 and $10.0, respectively.

Future minimum aggregate rental commitments under operating leasing arrangements as of December 31, 2006, are as follows:

Year ending December 31	Commitments
	(In Thousands)
2007	$ 6,896
2008	6,525
2009	2,396
2010	457
2011	198
Thereafter	20

Certain rental commitments have renewal options extending through the year 2014 subject to adjustments in future periods.

Lessor Leases

The Company owns or leases numerous sites that are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for operating leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment. The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property. The cost of these properties are $147.2 at December 31, 2006, with accumulated depreciation of $83.7.

Future minimum lease payment receivables under noncancelable operating leasing arrangements as of December 31, 2006 are as follows:

Year ending December 31	Future minimum Lease Payment Receivables
	(In Thousands)
2007	$ 11,670
2008	10,007
2009	6,036
2010	3,235
2011	1,946
Thereafter	3,225

Contingent rentals included in income for the years ended December 31, 2006, 2005 and 2004 amounted to $11.5, $11.9 and $11.9, respectively. The net investment is classified as real estate.

Legal Proceedings

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the

Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

15. Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4%, or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Company had no amounts payable to BONY.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $75.0. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75.0 Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006, 2005 and 2004. The Company had no amounts payable to PNC at December 31, 2006 and 2005.

The Company maintains a line of credit agreement with Svenska Handelsbanken. Under this agreement, the Company can borrow up to $100.0 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.0. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006. At December 31, 2006, the Company had no borrowings under this agreement. This agreement was not in affect at December 31, 2005.

The Company borrowed $2.2 billion and repaid $2.2 billion in 2006, borrowed $3.2 billion and repaid $3.2 billion in 2005 and borrowed $2.4 billion and repaid $2.4 billion in 2004. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase agreements. Interest paid on borrowed money was $0.5, $0.8 and $0.2 during 2006, 2005 and 2004, respectively. Interest paid includes reciprocal loan interest discussed in "Related Party Transactions" note.

The Company is the beneficiary of letters of credit totaling $265.3; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2006 and 2005.

16.   Related Party Transactions

Affiliates: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. life insurance companies are allocated among companies in accordance with systematic cost allocation methods.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

Administrative Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $219.5, $172.6 and $168.0 for the years ended December 31, 2006, 2005 and 2004, respectively.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $50.4, $49.2 and $48.1 for the years ended December 31, 2006, 2005 and 2004, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to 2.0% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus .2%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $0.4, $0.7 and $0.1 and earned interest income

of $4.6, $1.0 and $1.0 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, the Company had no amounts payable to ING AIH and $133.4 receivable from ING AIH, which is recorded in other invested assets on the Balance Sheets.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Customer Services Agreement: The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair value and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Surplus notes: On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued a 6.3% surplus note in the amount of $175.0 to the Company. The note matures on December 29, 2034. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debt owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (1) the institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against the Company, or (2) the appointment of a Trustee, receiver or other Conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. For the year ended December 31, 2006, there was no interest paid or accrued.

Capital Transactions: During the year ended December 31, 2006, the Company received a capital contribution of $200.0.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty

Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $5.0 and $5.2 for this liability in accounts payable and accrued expenses as of December 31, 2006 and 2005, respectively. The Company has also recorded an asset in other assets of $3.8 and $4.3 as of December 31, 2006 and 2005, respectively, for future credits to premium taxes for assessments already paid.

18. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2006	2005	2004
	(In Thousands)		
Balance at January 1	$ 1,383,413	$ 1,326,578	$ 1,283,283
Less reinsurance recoverables	84,102	58,258	40,164
Net balance at January 1	1,299,311	1,268,320	1,243,119
Incurred related to:			
Current year	503,149	423,034	398,300
Prior years	8,187	(6,651)	42,419
Total incurred	511,336	416,383	440,719
Paid related to:			
Current year	188,754	157,356	267,990
Prior years	274,385	228,036	147,528
Total paid	463,139	385,392	415,518
Net balance at December 31	1,347,508	1,299,311	1,268,320
Plus reinsurance recoverables	66,414	84,102	58,258
Balance at December 31	$ 1,413,922	$ 1,383,413	$ 1,326,578

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

19. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The amount of net premiums written by the Company at December 31, 2006, that are subject to retrospective rating features are $95.9, that represented 11% of the total net group life premiums and $15.8, that represented 1% of the total net group health premiums written. The amount of net premiums written by the Company at December 31, 2005, that are subject to retrospective rating features are $99.0 that represented 12% of the total net group life premiums and $6.0, that represented 1% of the total net group heath premiums written. The amount of net premiums written by the Company at December 31, 2004, that are subject to retrospective rating features are $108 that represented 15% of the total net group life premiums and $15, that represented 3% of the total net group health premiums written. No other net premiums written by the Company are subject to retrospective rating features in either 2006, 2005 or 2004.

20. Direct Premium Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
				(In Thousands)
ReliaStar Record Keeping	Yes	Group Annuity	Payment	$ 108,640
ING Mid Atlantic Service Center	Yes	Deferred Compensation	Payment	91,973

The aggregate amount of premiums written through managing general agents or third party administrators during 2006 is $218.8.

21. Subsequent Events

Effective January 15, 2007, the Company entered into a Stock Purchase Agreement with SVS, a Delaware corporation, and Bolle, Inc., a Delaware corporation, pursuant to which SVS purchased all of the Company's right, title and interest in and to all the shares of SVS owned by the Company for a purchase price of $33.8 and according to the terms described in the Agreement. The transaction closed, pursuant to its terms, on January 26, 2007. The Company expects a gain of $30.7 to be reported in 2007.

22.   **September 11 Events**

The terrorist attacks of September 11, 2001 (the September 11 events), resulted in a tremendous loss of life and property. Secondarily, those events interrupted the business activities of many entities and disrupted the U.S. economy at many levels. In the past, businesses have incurred losses as a result of catastrophes such as earthquakes, hurricanes and even other terrorist attacks. However, the September 11 events are unprecedented in the United States in terms of the magnitude of the losses incurred and the number of entities affected. The following disclosures relating to the September 11 events are required:

As of December 31, 2006, the Company had estimated gross reinsurance claims of approximately $125.8 for personal accident coverage, $181.7 for workers compensation coverage and retrocession recoveries of $105.5 for net incurred claims of $202.0 from the events of September 11, 2001. The remaining retrocession recoveries at December 31, 2006 were approximately $19.4.

As of December 31, 2005, the Company had estimated gross reinsurance claims of approximately $124.7 for personal accident coverage, $192.2 for workers compensation coverage and retrocession recoveries of $103.4 for net incurred claims of $213.5 from the events of September 11, 2001. The remaining retrocession recoveries at December 31, 2005 were approximately $17.5.

As of December 31, 2004, the Company had estimated gross reinsurance claims of approximately $124.6 for personal accident coverage, $201.3 for workers compensation coverage and retrocession recoveries of $103.4 for net incurred claims of $222.5 from the events of September 11, 2001. The remaining retrocession recoveries at December 31, 2004, were approximately $32.0.

The Company notes that uncertainty remains regarding claim submissions and the number of occurrences from the events of September 11, 2001, but has recorded its best estimate as the current claim reserve reported as of December 31, 2006.

The September 11, 2001 impact is based on Company estimates using information obtained from ceding companies and an external consultant. It is reasonably possible that a change in the Company's estimate will occur in the near term but the possible range of change cannot be determined.

The Company does not have any environmental remediation obligations.